Proxy Statement

Notice of
2000
Annual Meeting

Annual Financial Statements and
Review of Operations

BELLSOUTH

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time:	9:00 a.m. Monday, April 24, 2000
Place:	Cobb Galleria Centre Ballroom 2 Galleria Parkway Atlanta, Georgia 30339
Items of Business:	1) Elect six directors. 2) Ratify the appointment of PricewaterhouseCoopers LLP, certified public accountants, as BellSouth's independent auditors for the year 2000. 3) Transact such other business as may properly come before the meeting, and any adjournment or postponement, including the consideration of one shareholder proposal.
Who May Vote:	You can vote if you were a shareholder of record on March 6, 2000.
Annual Report:	A copy of the Annual Report is enclosed.
Proxy Voting:	Your vote is important. Please vote in one of these ways: 1) Use the toll-free telephone number shown on the proxy card; 2) Visit the web site listed on your proxy card; or, 3) Mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope.

BELLSOUTH

BELLSOUTH

March 13, 2000

Dear Shareholder,

You are cordially invited to attend the 2000 Annual Meeting of BellSouth Shareholders to be held on Monday, April 24, in Atlanta, Georgia. The meeting will begin with a report on BellSouth's operations and financial performance, followed by discussion and voting on the matters set forth in this Notice of Annual Meeting and Proxy Statement, and discussion on other business matters properly brought before the meeting.

Whether or not you plan to attend, you can be sure your shares are represented at the meeting by promptly voting and submitting your proxy.

I would like to share some information regarding several new opportunities we are pleased to be able to offer you this year:

- We are very excited to announce that the Georgia General Assembly recently approved legislation that permits us to give our shareholders for the first time this year the flexibility of voting their BellSouth shares by telephone or over the Internet, in addition to the traditional mail-in method. Telephone and Internet voting give you the convenience of voting 24 hours a day, seven days a week. Simply follow the instructions on your proxy card and in the informational insert included in your proxy package.
- We are also offering you the opportunity during this year's voting process to elect to view future proxy material on the Internet, rather than receive paper copies in the mail. You will also have other opportunities throughout the year to make the election. This service will help BellSouth reduce printing and postage costs, and is more environmentally friendly. Additional information may be found under the General Information section of this Proxy Statement.
- We will be posting slides and audio of the Chairman's presentation to the 2000 Annual Meeting on the Internet at *www.bellsouth.com/investor*. The presentation will be available beginning the week of May 1st. We hope this will allow those of you who cannot attend the meeting to hear Mr. Ackerman's message.

We look forward to seeing you at the Annual Meeting. On behalf of the management and directors of BellSouth Corporation, I want to thank you for your continued support and confidence in BellSouth.

Sincerely,

Carl E. Swearingen

Carl E. Swearingen
Senior Vice President—Corporate Compliance and Corporate Secretary

PROXY STATEMENT

VOTING INFORMATION

Purpose

This Proxy Statement and the accompanying proxy card are being mailed to BellSouth shareholders beginning March 13, 2000. The BellSouth Board of Directors is soliciting proxies to be used at the 2000 Annual Meeting of BellSouth Shareholders which will be held on April 24, 2000. Proxies are solicited to give all shareholders of record an opportunity to vote on matters to be presented at the Annual Meeting. In the following pages of this Proxy Statement, you will find information on matters to be voted on at the Annual Meeting or any adjournment of that meeting.

Who Can Vote

You are entitled to vote if you were a shareholder of record of BellSouth stock as of the close of business on March 6, 2000. Your shares can be voted at the meeting only if you are present or represented by a valid proxy.

Shares Outstanding

Forty percent of the outstanding shares of BellSouth stock must be present, either in person or represented by proxy, to conduct the Annual Meeting of BellSouth Shareholders. On February 1, 2000, 1,917,497,903 shares of BellSouth stock were outstanding. This total includes shares issued to certain grantor trusts, which are not considered outstanding for financial reporting purposes. We do not know of any shareholder who beneficially owned more than five percent of BellSouth's stock as of February 1, 2000.

Proxy Card

The Board has designated a Directors' Proxy Committee, which votes the shares represented by proxies at the Annual Meeting of Shareholders. Its members are Messrs. Reuben V. Anderson, James H. Blanchard, and John G. Medlin, Jr.

If you sign the proxy card but do not specify how you want your shares to be voted, your shares will be voted by the Directors' Proxy Committee in favor of the election of all of the director nominees and in accordance with the directors' recommendations on the other proposals listed on the proxy card. The Committee will vote in its discretion on any other matter that may properly come before the meeting.

If you wish to assign your proxy to someone other than the Directors' Proxy Committee, you should cross out all three names appearing on the proxy card and insert the name(s) of up to three other people. The person or persons representing you must present your signed proxy card and a ballot at the meeting to vote your shares.

Voting of Shares

Each share of BellSouth stock represented at the Annual Meeting is entitled to one vote on each matter properly brought before the meeting. All shares entitled to vote and represented by properly executed proxies received before the polls are closed at the Annual Meeting, and not revoked or superseded, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies.

BellSouth Direct Investment Plan: If you participate in this Plan, your proxy card represents shares held in the Plan, as well as shares you hold in certificate form registered in the same name.

For BellSouth Employees: If you are a registered shareholder and/or own stock in one or more of the following employee payroll-based plans and the accounts are registered in the same name, you will receive one proxy card which will serve as voting instructions to the proxy committee, if applicable, and also to the trustees of those plans.

- BellSouth Employee Stock Ownership Plan (PAYSOP)
- BellSouth Employee Stock Investment Plan (ESIP)
- BellSouth Employee Stock Purchase Plan (ESPP)
- BellSouth Savings and Security Plan (SSP)
- BellSouth Retirement Savings Plan (BRSP)

The trustee will vote plan shares in the PAYSOP, the SSP and the BRSP represented by proxy cards which are not signed and returned in the same proportion as shares for which signed cards are returned for each plan. Shares in the

ESIP and ESPP are not voted unless the card is signed and returned.

Required Votes—Election of Director Nominees

Directors are elected by a plurality of the votes, which means the six nominees who receive the largest number of properly executed votes will be elected as directors. Each share of BellSouth stock is entitled to one vote for each of six director nominees. Cumulative voting is not permitted. Shares that are represented by proxies which are marked ''withhold authority'' for the election of one or more director nominees will not be counted in determining the number of votes cast for those persons.

Required Votes—Other Matters

The affirmative vote of a majority of the shares present (in person or by proxy and entitled to vote at the Annual Meeting) is needed to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors, and to approve the shareholder proposal. Any other matters properly considered at the meeting will be determined by a majority of the votes cast.

Tabulation of Votes

Under certain circumstances, brokers are prohibited from exercising discretionary authority for beneficial owners who have not returned proxies to the brokers (so-called ''broker non-votes''). In such cases, and in cases where the shareholder abstains from voting on a matter, those shares will be counted for the purpose of determining if a quorum is present, but will not be included in the vote totals with respect to those matters and, therefore, will have no effect on the vote. In addition, proxy cards which are marked to deny discretionary authority on other matters considered at the meeting will not be counted in determining the number of votes cast with respect to those matters.

How You Can Vote

You may vote by proxy or in person at the meeting. To vote by proxy, you may select one of the following options:

Vote By Telephone:

You can vote your shares by telephone by calling the toll-free telephone number (at no cost to you) shown on your proxy card. Telephone voting is available 24 hours a day, seven days a week. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. Our telephone voting procedures are designed to authenticate the shareholder by using individual control numbers. You can also consent to view future proxy statements and annual reports on the Internet instead of receiving them in the mail. If you vote by telephone, you do **NOT** need to return your proxy card.

Vote By Internet:

You can also choose to vote on the Internet. The web site for Internet voting is shown on your proxy card. Internet voting is available 24 hours a day, seven days a week. You will be given the opportunity to confirm that your instructions have been properly recorded, and you can consent to view future proxy statements and annual reports on the Internet instead of receiving them in the mail. If you vote on the Internet, you do **NOT** need to return your proxy card.

Vote By Mail:

If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided. If you wish to view future proxy statements and annual reports on the Internet, check the box provided on the card.

Revocation of Proxy

If you vote by proxy, you may revoke that proxy at any time before it is voted at the meeting. You may do this by (a) signing another proxy card with a later date and returning it to us prior to the meeting, (b) voting again by telephone or on the Internet prior to the meeting, or (c) attending the meeting in person and casting a ballot.

DIRECTORS' PROPOSALS

PROPOSAL 1: ELECTION OF DIRECTORS

At the date of this Proxy Statement, the Board of Directors of BellSouth consists of 14 members, 13 of whom are nonemployee directors. Phyllis Burke Davis, C. Dixon Spangler, Jr. and J. Tylee Wilson will retire from the Board effective April 24, 2000. Each of these individuals has served on BellSouth's Board for more than 12 years and the Company is indebted to them for their guidance and support. The Board is divided into three classes with three-year terms. The terms are staggered so that the term of one class expires at each annual meeting of BellSouth shareholders. Six director nominees have been nominated for election at this meeting.

Nominees

The following nominees have been selected by the Committee on Directors and Corporate Governance and approved by the Board for submission to the shareholders: J. Hyatt Brown; James P. Kelly; Eugene F. Murphy; Robin B. Smith; and William S. Stavropoulos, each to serve a three-year term expiring at the Annual Meeting in the year 2003. In addition, Joseph M. Magliochetti has been nominated to serve a one-year term expiring at the Annual Meeting in the year 2001.

The Board believes that each director nominee will be able to stand for election. If any nominee becomes unable to stand for election, proxies in favor of that nominee will be voted in favor of the remaining nominees and in favor of any substitute nominee named by the Board upon recommendation of the Committee on Directors and Corporate Governance. If you do not wish your shares voted for one or more of the nominees, you may so indicate when you vote.

Following is the principal occupation, age and certain other information for each director nominee and other directors serving unexpired terms.

Nominees for election at this meeting to a term expiring in 2003:



J. Hyatt Brown, 62, Chairman of the Board, President and Chief Executive Officer, Brown & Brown, Inc., an insurance services company. Director since 1994. Director of BellSouth Telecommunications, Inc., March 1984-February 1994. Director of FPL Group, Inc.; International Speedway Corporation; Rock-Tenn Company; and SunTrust Banks Inc. Trustee, Stetson University.



James P. Kelly, 56, Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc., a global express carrier and package distribution logistics company. Nominated for director in 2000. Vice Chairman, Executive Vice President and Chief Operating Officer, United Parcel Service of America, Inc., 1996-1997; Executive Vice President and Chief Operating Officer, United Parcel Service of America, Inc., 1994-1996. Director of United Parcel Service, Inc. and Georgia Pacific Corporation.



Eugene F. Murphy, 64, Retired Vice Chairman of the Board and Executive Officer, General Electric Company, a diversified services, technology and manufacturing company. Director since September 1999. Vice Chairman of the Board, Executive Officer and Director, General Electric Company, 1997-1999. President and Chief Executive Officer, General Electric Aircraft Engines, 1993-1997. President and Chief Executive Officer, General Electric Aerospace, 1992-1993. Director of Lockheed Martin Corporation.



Robin B. Smith, 60, Chairman of the Board and Chief Executive Officer, Publishers Clearing House, a magazine subscription company. Director since 1994. Director of Kmart Corp.; Springs Industries, Inc.; Texaco Inc.; and two fund clusters administered by Prudential Investment Management.



William S. Stavropoulos, 60, President and Chief Executive Officer, The Dow Chemical Company, a chemical manufacturing company. Director since 1997. Director of Chemical Bank; Chemical Financial Corp.; The Dow Chemical Company; Dow Corning Corporation; and NCR Corporation.

Nominees for election at this meeting to a term expiring in 2001:



Joseph M. Magliochetti, 56, President and Chief Executive Officer, Dana Corporation, a supplier of motor vehicles and parts. Nominated for director in 2000. Chief Operating Officer, Dana Corporation, December 1997-February 1999, President, North American Operations, Dana Corporation, 1992-1995. Director of Dana Corporation.

The Board of Directors Recommends a Vote "For" the Above Nominees

---

Directors whose terms continue until 2001:



James H. Blanchard, 58, Chairman of the Board and Chief Executive Officer, Synovus Financial Corp., a bank holding company. Director since 1994. Director of BellSouth Telecommunications, Inc., November 1988-February 1994. Director of Total System Services, Inc. Trustee, Columbus State University Foundation and University of Georgia Foundation.



Armando M. Codina, 53, Chairman of the Board and Chief Executive Officer, Codina Group Inc., a real estate development company. Director since 1992. Director of BellSouth Telecommunications, Inc., March 1989-February 1992. Director of AMR Corporation; FPL Group, Inc.; Quaker Oats Company and Winn-Dixie Stores.



Leo F. Mullin, 57, Chairman and Chief Executive Officer, Delta Air Lines, Inc., an air transportation company. Director since 1998. Vice Chairman of Unicom Corporation and its principal subsidiary, Commonwealth Edison Company, an electric service utility, December 1995-August 1997. President and Chief Operating Officer of First Chicago Corporation, a bank holding company, November 1993-July 1995. Director of Delta Air Lines, Inc. and Johnson & Johnson.

Directors whose terms continue until 2002:



F. Duane Ackerman, 57, Chairman of the Board, President and Chief Executive Officer, BellSouth Corporation. Director since 1993 and from April 1989-April 1991. Vice Chairman of the Board, President and Chief Executive Officer, December 1996-December 1997; Vice Chairman of the Board and Chief Operating Officer, January 1995-December 1996. President and Chief Executive Officer, BellSouth Telecommunications, Inc., November 1992-December 1994; President and Chief Operating Officer, and Vice Chairman of the Board, BellSouth Telecommunications, Inc., December 1991-October 1992. Director of Allstate Corporation. Trustee, Rollins College.



Reuben V. Anderson, 57, Partner, Phelps Dunbar, a law firm. Director since 1994. Mississippi Supreme Court Justice, 1985-1990. Director of The Kroger Company; Mississippi Chemical Corp.; and Trustmark National Bank. Trustee, Tougaloo College.



Kathleen F. Feldstein, 59, President, Economics Studies, Inc., a private economics consulting firm. Director since 1998. Director of Bank of America Corporation; Ionics, Inc.; John Hancock Financial Services, Inc.; and Knight Ridder.



John G. Medlin, Jr., 66, Chairman Emeritus, Wachovia Corporation. Director since 1988. Director of Burlington Industries, Inc.; Media General, Inc.; R.J. Reynolds Tobacco Holdings, Inc.; US Airways Group, Inc.; and Wachovia Corporation.

BOARD OF DIRECTORS

Corporate Governance Philosophy

The business affairs of BellSouth are managed under the direction of the Board of Directors in accordance with the Georgia Business Corporation Code, as implemented by the Company's Articles of Incorporation and By-laws.

The role of the Board of Directors is to effectively govern the affairs of the Company for the benefit of its shareholders and other constituencies, which include the Company's employees, customers, suppliers, and the communities in which it does business. The Board strives to ensure the success and continuity of the Company's business through the election of qualified management. It is also responsible for ensuring that the Company's activities are conducted in a responsible and ethical manner. The Committee on Directors and Corporate Governance conducts an annual review of corporate governance procedures.

Director Independence

All of the Company's directors are independent, nonemployee directors except Mr. Ackerman, the Chairman of the Board, President and Chief Executive Officer of BellSouth. Mr. Ackerman does not participate in any action of the Board relating to any executive compensation plan in which he participates. Mr. Reuben V. Anderson is a partner in the law firm of Phelps Dunbar, located in Jackson, Mississippi. During 1999, two subsidiaries of BellSouth retained Phelps Dunbar with regard to a variety of legal issues. The amount of fees paid to Phelps Dunbar for such services was less than 5% of the firm's gross revenue for the last fiscal year.

Submission of Director Candidates

Shareholders who wish to suggest qualified candidates for consideration as directors of BellSouth by the Committee on Directors and Corporate Governance should write to: Corporate Secretary, BellSouth Corporation, 1155 Peachtree Street, N.E., Room 14B06, Atlanta, Georgia 30309-3610, stating in detail the qualifications of such persons.

Board and Committee Meetings

The Board of Directors held thirteen meetings in 1999. All directors attended at least 75% of Board and committee meetings held during their tenure during 1999. The average attendance by directors at the aggregate number of Board and committee meetings they were scheduled to attend was 92%.

COMMITTEES OF THE BOARD

Audit	Directors and Corporate Governance	Executive	Executive Nominating, Compensation and Human Resources	Finance/Strategic Planning
R. V. Anderson, Chair	J. G. Medlin, Jr., Chair	F. D. Ackerman, Chair	J. H. Blanchard, Chair	J. H. Brown, Chair
K. F. Feldstein	A. M. Codina	R. V. Anderson	J. G. Medlin, Jr.	A. M. Codina
R. B. Smith	P. B. Davis	J. H. Blanchard	C. D. Spangler, Jr.	P. B. Davis
W. S. Stavropoulos	C. D. Spangler, Jr.	J. H. Brown	J. T. Wilson	L. F. Mullin
		J. G. Medlin, Jr.		E. F. Murphy

During 1999, the standing committees listed below assisted the Board in carrying out its duties:

Audit Committee

The Audit Committee met seven times in 1999. Its duties and responsibilities include the following:

- Provides oversight of the financial reporting process and management's responsibility for the integrity, accuracy and objectivity of financial reports and accounting and financial reporting practices.
- Recommends to the Board the appointment of the Company's independent public accountants.
- Provides oversight of the adequacy of the Company's system of internal controls.
- Provides oversight of management practices relating to ethical considerations and business conduct, including compliance with laws and regulations.

Committee on Directors and Corporate Governance

The Committee on Directors and Corporate Governance met twice in 1999. Its duties and responsibilities include the following:

- Considers and recommends nominees for membership on the Board.
- Recommends strategy and program of compensation for directors.
- Recommends process and oversees assessment of Board performance.
- Oversees and evaluates issues of corporate governance.
- Recommends processes and practices through which the Board will conduct its business.

Executive Committee

The Executive Committee did not meet in 1999. The Committee meets on call by the Chairman of the Board during the intervals between Board meetings and has all the authority of the Board, subject to the limitations imposed by law, the By-laws or the Board of Directors. Its duties and responsibilities include the following:

- Exercises interim power and authority delegated to it at any time when any matter requires expeditious action by the Board of Directors or when it would not be practical for the full Board to meet to review or act upon any matter.
- Performs such other duties as may be directed by the Board of Directors from time to time.

Executive Nominating, Compensation and Human Resources Committee

The Executive Nominating, Compensation and Human Resources Committee (formerly the Executive Nominating and Compensation Committee) met seven times in 1999. Its Report on Executive Compensation begins on page 15. Its duties and responsibilities include the following:

- Nominates qualified persons as executive officers.
- Establishes overall strategy with respect to compensation for officers and management.
- Provides oversight of the Company's qualified employee benefit plans.
- Performs annual appraisal of Chief Executive Officer and reports results to the Board.
- Oversees the Company's executive succession and management development plans.
- Oversees strategic human resources issues of the Company.

Finance/Strategic Planning Committee

The Finance/Strategic Planning Committee met eight times in 1999. Its duties and responsibilities include the following:

- Reviews, approves or recommends to the full Board the long-term business goals and strategies of the Company, including strategic considerations in the allocation of corporate resources.
- Oversees the financial objectives, policies, procedures and activities of the Company.

DIRECTOR COMPENSATION

Fees and Other Compensation

During 1999, directors who were not employees of BellSouth received the following:

Annual retainer	$30,000	(50% paid in BellSouth stock)
Attendance fee for each Board meeting	$1,800	
Attendance fee for each committee meeting	$1,500	
Annual retainer for each committee chaired	$5,000	
Annual grant of BellSouth stock	400	shares

Nonemployee directors also are provided certain telecommunications services and death benefits and, while on BellSouth business, travel accident insurance. In 1999, the cost of such benefits was approximately $1,518 per director.

Nonemployee Director Stock Plan

Under the BellSouth Nonemployee Director Stock Plan, each nonemployee director receives an annual grant of nonqualified stock options to purchase 4,000 shares of BellSouth stock together with tandem stock appreciation rights, at an exercise price per share equal to the fair market value of the stock on the grant date. The options become exercisable one year after the grant date. In 1999, each of the 12 eligible nonemployee directors was granted options to purchase 4,000 shares of BellSouth stock at a per share exercise price of $43.63.

Stock Ownership Incentives

To further link director and shareholder interests, the Director Stock Plan provides for the award of additional stock options to each nonemployee director who owns BellSouth stock valued at least five times the amount of the annual retainer for Board members. The director receives one additional option for every two shares owned in excess of five times the retainer amount. The maximum number of additional options that may be granted annually to any director is 4,000 options. Directors only receive additional stock options for each excess share one time; thereafter, they must acquire additional shares in order to continue to receive additional stock options. The following directors received grants of additional options at a per share grant price of $43.63 in 1999: Anderson (1,345 additional options), Blanchard (4,000 additional options), Brown (4,000 additional options), Codina (3,773 additional options), Davis (2,362 additional options), Medlin (4,000 additional options), Mullin (4,000 additional options), Smith (1,325 additional options), Spangler (4,000 additional options), Stavropoulos (1,818 additional options), and Wilson (2,178 additional options).

The director realizes value from the stock options only when exercised, and only to the extent that the price of BellSouth stock on the exercise date exceeds the price of the stock on the grant date.

Retirement Plan

The Company has historically maintained a retirement plan for nonemployee directors who have served on the Board or a subsidiary board for at least five years and have reached the age of 55. Eligible directors receive an annual retirement benefit of up to a maximum of 100 percent of the retainer with ten years or more service. Payments are made for a maximum of 12 years following retirement. Effective April 30, 1997, the accrual of retirement benefits under this plan was discontinued.

Nonemployee Directors' Charitable Contribution Program

The Nonemployee Directors' Charitable Contribution Program has been terminated with respect to new members of the Board; however, contributions will continue to be made on behalf of directors who were members of the Board prior to January 1997. This program was designed to acknowledge the service of Company directors and to recognize the mutual interests of directors and the Company in supporting worthy institutions. The program provided that BellSouth would make a contribution to educational or cultural organization(s) designated by the director upon the director's death or retirement. Directors had to have five years of service on the Board or on the board of a subsidiary to qualify for this program. The amount contributed by BellSouth increased with each year served by the director, up to a maximum contribution of $1 million, payable after ten years of service. All charitable deductions for tax purposes accrue solely to the Company and the individual directors derive no direct financial benefit from the program.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth ownership of shares of BellSouth stock by each director, by each executive officer named in the Summary Compensation Table on page 18, and by all directors and executive officers as a group, as of February 1, 2000. These shares represent in the aggregate less than one percent of the outstanding shares.

Name	Beneficial Ownership as of February 1, 2000		Shares and Stock Units Held Under Deferral Plans(B)	Total
	Current Beneficial Holdings	Shares Subject To Options(A)		
F. Duane Ackerman	192,703	970,384	104,416	1,267,503
Reuben V. Anderson	2,000	20,038	4,369	26,407
James H. Blanchard	14,738	27,694	16,743	59,175
J. Hyatt Brown	42,598	36,000	12,226	90,824
Armando M. Codina	44,041	8,000	13,643	65,684
Phyllis Burke Davis	7,007	34,904	7,296	49,207
Francis A. Dramis, Jr.	1,137	0	0	1,137
Jere A. Drummond	76,416	534,074	31,689	642,179
Ronald M. Dykes	5,742	251,729	28,574	286,045
Kathleen F. Feldstein	2,000	0	2,002	4,002
Earle Mauldin(C)	54,884	1,107,636	55,267	1,217,787
John G. Medlin, Jr.	10,000	31,116	20,235	61,351
Leo F. Mullin	16,484	4,000	3,551	24,035
Eugene F. Murphy	4,000	0	940	4,940
Robin B. Smith	4,000	16,100	2,412	22,512
C. Dixon Spangler, Jr.	4,000	36,000	19,603	59,603
William S. Stavropoulos	6,400	4,000	4,401	14,801
J. Tylee Wilson	20,000	40,516	1,599	62,115
Directors and Executive Officers as a group (32 persons)	739,781	4,764,823	495,654	6,000,258

(A) Represents shares that may be acquired currently or within 60 days after February 1, 2000 through the exercise of stock options. The exercise price of options is the market price of BellSouth stock on the date of grant and is not discounted. Directors and officers realize value from options only when exercised and only to the extent that the price of BellSouth stock on the exercise date exceeds the price of the stock on the grant date.

(B) Represents shares of BellSouth stock, phantom stock units and units representing accrued dividends, receipt of which has been deferred pursuant to various deferral plans. The phantom stock units are payable in cash, but track the performance of BellSouth stock. Neither the shares nor the units can be voted or transferred.

(C) Mr. Mauldin retired from the Company effective March 1, 2000. On that date, all of his outstanding stock options other than those granted in 2000 vested and became exercisable.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors, acting upon the recommendation of the Audit Committee, has appointed the firm of PricewaterhouseCoopers LLP, certified public accountants, as independent accountants to audit the accounts of BellSouth and its subsidiaries for the year 2000. PricewaterhouseCoopers LLP and its predecessor, Coopers & Lybrand LLP, have audited the accounts and records of BellSouth and its subsidiaries since 1984. Representatives of PricewaterhouseCoopers LLP will attend the Annual Meeting and have the opportunity to make a statement if they desire, and also will be available to answer questions.

Your Board of Directors Recommends a Vote ''For'' Proposal 2

SHAREHOLDER PROPOSAL

The following shareholder proposal may be presented for a vote at the Annual Meeting. We expect the proposal to be presented either by the proponent or a designated representative. The proposal is printed exactly as it was submitted by the shareholder. Spaces are provided on the accompanying proxy card to vote FOR, AGAINST, or ABSTAIN with respect to the proposal.

PROPOSAL 3: ELECTION PROCESS

A shareholder has informed the Company that he intends to present the proposal set forth below at the Annual Meeting. The name and address of, and the number of shares owned by, such shareholder will be provided upon request to the Secretary of the Company.

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements—stockholders merely **'ratify'** or approve director selections much as they ratify selections of auditors.

''The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate-and it is misleading. ***With no choice of candidates, there is no election.***

''Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance-which is assured by control of board composition. Unfortunately, the *'Elective process rights'* of stockholders are being ignored.

"It is hereby requested that the Board of Directors promptly adopt a resolution requiring the Committee on Directors and Corporate Governance to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

''BellSouth director Dixon Spangler, a member of its Committee on Directors and Corporate Governance, campaigned actively and successfully in 1998 for election to Harvard University's Board of Overseers. Mr. Spangler was among ten candidates nominated to fill five positions. Background information furnished voters included a statement by each candidate as to why they should be elected.

''Approval of this Corporate Governance proposal will provide BellSouth stockholders with a choice of director candidates—an opportunity to vote for those whose qualifications and views they favor. And, approval will provide stockholders with 'duly-elected' representatives.

''In a democracy, those who govern are duly elected by those whom they represent—and they are accountable to them. Continuing in public office requires satisfying constituents, not just nominators. Corporate directors, many of whom divide their time between many masters, take office unopposed—and answer only to fellow directors.

''As long as incumbents are permitted to select and to propose only the number of so-called ''candidates'' as there are directorships to be filled—and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect

directors—there will be no practical means for stockholders to bring about director turnover, and the consequent introduction of fresh viewpoints and ideas, until this or a similar proposal is adopted.

''Although director nominees would continue to be selected by incumbents, approval of this proposal will enable stockholders to replace any or all directors if they become dissatisfied with them—or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

''The benefits that will accrue to BellSouth stockholders from a Board of Directors that has been democratically-elected, as called for by this proposal, far outweigh arguments raised by those who are accustomed to being ''selected''—and who are determined to maintain their absolute power over the Corporate Governance process.

''Please vote FOR this proposal.''

BOARD OF DIRECTORS' RECOMMENDATION:

Your directors recommend a vote against this proposal. Selection of directors for a company's board is different from political elections that involve two or more parties with dissimilar local or national agendas. BellSouth shareowners have similar interests stemming from their investment objectives. Investors expect a board comprised of members who have outstanding qualifications, proven ability to work effectively together and the commitment to further the common interests of the owners. The appropriate role of the Directors is to provide BellSouth shareowners with a slate of Director candidates whom the Directors believe, in their best judgment, to be the most qualified and who are ready, willing and able to oversee the management of the affairs of BellSouth. It is not the role of the Directors to create a political environment, such as this proposal would foster, in which the nominees compete with each other for the available directorships. Moreover, it would significantly reduce the pool of candidates available to serve because many qualified individuals who are willing to give up their time for board service are not willing to do so for political campaigns in which the Board is a passive bystander.

If proponent or any other shareholder wants to afford shareholders a choice, there are easily available mechanisms, even on the floor at the Annual Meeting, for shareholder nominations. The Board of Directors views the present nominating process to be the most practical means of ensuring that individuals with appropriate qualifications continue to serve on the BellSouth Board of Directors. This proposal, if enacted, would preclude the Board from fulfilling its fiduciary responsibility of advising shareholders on matters on which they are asked to vote. We believe that approval of the proposal is NOT in the best interest of the shareholders and the Company.

For The Reasons Set Forth Above, Your Board Of Directors Strongly Recommends That Shareholders Vote ''Against'' Proposal 3

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Executive Nominating, Compensation and Human Resources Committee consists of Messrs. Blanchard (Chair), Medlin, Spangler and Wilson. None of the members of the Executive Nominating, Compensation and Human Resources Committee are former or current officers or employees of the Company or any of its subsidiaries.

EXECUTIVE NOMINATING, COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Policy

The Executive Nominating, Compensation and Human Resources Committee of the BellSouth Board of Directors (the ''Committee'') is responsible for the oversight and administration of the Company's executive compensation program. The Committee is composed entirely of independent, nonemployee directors.

The Company's executive compensation program is based on a philosophy that the total compensation package must be competitive with similar companies in order to attract and retain executive talent. The program also seeks to emphasize variable compensation. The 1999 executive compensation program was based on the following principles:

- Base salaries are targeted to the median level of salaries paid to officers in comparable companies with comparable responsibilities.
- Annual incentive awards are dependent upon the Company's performance against established target levels and its financial performance relative to its peers.
- Long-term compensation, in the form of stock options, directly links officers' rewards to stock price appreciation.

The 1999 executive compensation program and a specific discussion regarding the compensation of the Chief Executive Officer are set out in detail below. The tables included elsewhere in this Proxy Statement reflect the results of the procedures and principles discussed below.

Stock Ownership Guidelines

In keeping with its belief that tying the financial interests of BellSouth executives to those of the shareholders will result in enhanced shareholder value, the Board has established executive stock ownership guidelines. Under these guidelines, the officers are expected to own BellSouth stock valued at between one and four times their individual base salary amounts, depending upon their position in the Company. In order to incent officers to exceed the targets, awards of Incentive Stock Options are made to those who do exceed the targets. In 1999, the Company awarded 75,533 Incentive Stock Options to 35 officers who exceeded their stock ownership targets.

Base Salary

BellSouth establishes a market-competitive target salary for each officer based upon his or her job responsibilities. The target salary is established by utilizing information from general industry surveys, surveys of the telecommunications industry specifically, and proxy materials of the companies included in the performance graph on page 24. The Committee reviewed the market competitiveness of each individual salary and the CEO's recommendations regarding individual pay treatment and approved individual salary levels for the Company's officers.

Annual Incentive Awards

The BellSouth Corporation Officer Short Term Incentive Award Plan (the ''Incentive Award Plan''), which was approved by the Company's shareholders in 1996, is designed to provide annual incentive awards that qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (see discussion below), thus allowing the Company to fully deduct these payments. The Incentive Award Plan establishes an overriding performance goal prohibiting the payment of any short-term award to eligible officers unless the Company has positive consolidated earnings, as defined in the Plan. Furthermore, the Incentive Award Plan establishes maximum levels of awards payable to any one individual. The Committee works within these limitations and then exercises discretion in determining the actual amount of individual awards. A target incentive award amount, determined as a percentage of base salary, is established for each officer.

The Incentive Award Plan is intended to place a significant part of each executive's annual compensation at risk. An executive's annual incentive award for a particular year is based on the company's or business unit's performance for that year (measured by revenue growth, net income, customer satisfaction, and other factors), and the executive's individual achievement of personal commitments. The Committee approves performance objectives at the beginning of each year

based on a projection of the results BellSouth will be required to achieve in order to be a top-performing company in its peer group. The weight given to each of these performance components varies, depending upon the officer's particular job assignment. In addition, the officer's award can be adjusted by the Committee based upon a comparison of the financial performance of the Company or business unit with the financial performance of the peer group of companies.

The method used to determine the Chief Executive Officer's annual incentive award is discussed below in the section entitled ''1999 Compensation for the Chief Executive Officer.''

Long Term Incentive Program

BellSouth's long term incentive program is intended to focus the officer group on the achievement of corporate goals over time. Officers must carefully weigh the short and long term benefits or consequences of their decisions and manage the business to effectively grow and compete in a rapidly changing communications marketplace. They also must balance long term business development with the need for a reasonable current return. The Committee's intention is to incent the Company's officers to take the risks necessary to secure a strong foothold for BellSouth in the competitive marketplace, which is continually changing to admit new competitors such as alternative local exchange service providers, cable companies, wireless service providers and long distance carriers.

Awards in 1999: This philosophy is put into effect by basing the Company's long term incentive plans on the performance of BellSouth stock. Under the BellSouth Corporation Stock Plan, each officer receives an annual grant of nonqualified stock options. The options are issued at market price on the date of grant. The Company does not issue options at less than fair market value at the date of grant, and the officer receives value from the options only if the stock price has appreciated on the date of exercise.

The number of stock options granted to each officer for 1999 was determined by applying an annual grant level percentage against each individual executive's base salary. This percentage was comparable to the grant practices of high-performing companies, as determined by examining external surveys and data from proxy statements. The actual number of stock options granted was determined by using the Black-Scholes option pricing model. The Committee does not adjust each annual grant to reflect options outstanding or previously granted to a particular executive officer.

Payments in 1999: In 1995, the Company's executives received grants of dividend equivalent rights under the Shareholder Return Cash Program (''SRCP''). Each grant provided for five annual cash payments. The maximum payment was 100% of the value of the annual dividends paid by the Company on a share of BellSouth stock multiplied by the number of units granted. The actual amount of the payments is determined by comparing the Company's Total Shareholder Return (''TSR'') with the median TSR of a peer group of companies. TSR is measured by adding the amount of appreciation in the Company's stock price to the amount of dividends paid to shareholders. The Committee compared BellSouth's TSR to the TSR of the peer group for the 1995 through 1999 performance periods and awarded the named executive officers the amounts set forth in the Summary Compensation Table on page 18.

The SRCP was amended in 1996. In 1997, under the amended plan, the Company's executives received grants of units that provided for one cash payment at the end of a three-year performance period. Awards can vary from 0-200% of the value of the total dividends paid by the Company on a share of BellSouth stock, multiplied by the number of units granted. The actual award is based on the ranking of the Company's TSR as compared with the TSR of a peer group of companies. The Committee reviewed the numerical results and, after taking into account the impact of a corporate transaction within the peer group, awarded the named executive officers the amounts set forth in the Summary Compensation Table on page 18.

1999 Compensation for the Chief Executive Officer

Evaluation Procedure: In 1998, the Executive Nominating and Compensation Committee implemented, with the approval of the full Board of Directors, a procedure for evaluating the Chief Executive Officer's performance. The Committee annually reviews the Chief Executive Officer's accomplishments and develops an evaluation of the Chief Executive Officer. The full Board of

Directors discusses the results of the evaluation and the Committee Chair reviews such results with the Chief Executive Officer.

1999 Base Salary: In determining Mr. Ackerman's 1999 base salary, the Committee reviewed the Chief Executive Officer's major accomplishments and developed an evaluation of his performance. It also reviewed reported base salary information for the chief executive officers of the other companies in the peer group as well as the salaries of chief executive officers of other companies of comparable size. Based upon this evaluation and its review of relevant market data, the Committee increased the Chief Executive Officer's salary to the amount reported in the Summary Compensation Table on page 18.

1999 Short Term Incentive Award: In determining the Chief Executive Officer's short term incentive award for 1999 performance, the Committee applied the evaluation procedure discussed above. In early 2000, the Committee conducted a review of Mr. Ackerman's accomplishments during 1999 and concluded that, under Mr. Ackerman's leadership, BellSouth continued to achieve its overall financial and business goals in accordance with its corporate strategies. Based on these factors, the Committee exercised its judgment and awarded the Chief Executive Officer the overall short term incentive award shown in the Summary Compensation Table on page 18.

1999 Long Term Incentive Award: The Committee also approved payment to the Chief Executive Officer of the amount shown in the Summary Compensation Table for units granted under the Shareholder Return Cash Program for performance periods beginning in 1995 and 1997. The amount of this payment was determined by using the same method as is described for the executive officers in ''Long Term Incentive Program— Payments in 1999,'' on page 16. The Committee also approved grants of stock options to Mr. Ackerman as shown in the ''Option / SAR Grants in 1999'' table on page 20. The number of options granted was determined by using the same procedure as is described for the executive officers in ''Long Term Incentive Program— Awards in 1999,'' on page 16.

Internal Revenue Code Section 162(m) Implications for Executive Compensation

The Committee is responsible for addressing issues raised by Section 162(m) of the Internal Revenue Code (''Section 162(m)''). This Section limits the Company's tax deduction for compensation paid to certain executive officers that does not qualify as ''performance-based'' to $1 million per executive officer. To qualify as performance-based under Section 162(m), compensation payments must be made pursuant to a plan that is administered by a committee of outside directors and must be based on achieving objective performance goals. In addition, the material terms of the plan must be disclosed to and approved by shareholders, and the Committee must certify that the performance goals were achieved before payments can be awarded.

The Committee continues to carefully consider the impact of this rule and has taken several steps that are designed to comply with its provisions and to maximize the corporate tax deduction for performance-based compensation. First, it adopted the BellSouth Corporation Stock Plan, which was approved by the Company's shareholders in 1995. This plan establishes performance criteria that are intended to qualify awards made under the plan to the named executive officers as performance-based awards approved by the shareholders; thus, these awards should not be counted toward the $1 million limitation. Second, it adopted the BellSouth Corporation Officer Short Term Incentive Award Plan approved by the Company's shareholders in 1996. Awards made under this plan are intended to qualify as performance-based awards approved by the shareholders and thus also should not count toward the $1 million limitation. However, the Committee believes that in some instances it may be necessary to forsake a tax deduction in order to continue to attract and retain qualified executives.

James H. Blanchard, Chair
John G. Medlin, Jr.
C. Dixon Spangler, Jr.
J. Tylee Wilson

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The table below shows, for the last three years, the compensation paid or accrued by BellSouth and its subsidiaries to each of the five named executive officers.

SUMMARY COMPENSATION TABLE
($000)

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)(E)
					Awards		Payouts	
		Salary ($)	Bonus ($)(A)	Other Annual Compen-sation ($)(B)	Restricted Stock Awards ($)(C)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)(D)	
F. Duane Ackerman Chairman of the Board, President and Chief Executive Officer	1999	$1,100.0	$2,400.0	$92.4		589,992	$1,249.0	$244.5
	1998	$ 990.0	$2,000.0	$11.9	$6,345.3	1,942,918	$ 802.4	$136.2
	1997	$ 825.0	$1,300.0	$11.0		417,216	$ 148.0	$108.7
Jere A. Drummond Vice Chairman— External Affairs	1999	$ 620.0	$1,002.0	$48.5		260,692	$ 543.2	$156.2
	1998	$ 580.0	$ 900.0	$11.3		302,574	$ 497.4	$ 99.5
	1997	$ 500.0	$ 522.5	$11.2		179,616	$ 83.2	$ 84.3
Earle Mauldin (F) Vice Chairman	1999	$ 562.7	$ 774.5	$48.3		226,992	$ 504.4	$155.4
	1998	$ 511.5	$ 799.0	$12.0		256,174	$ 454.5	$116.7
	1997	$ 465.0	$ 523.5	$12.9		167,416	$ 77.5	$109.0
Ronald M. Dykes Chief Financial Officer	1999	$ 483.3	$ 925.0	$21.3		160,692	$ 326.2	$100.6
	1998	$ 428.0	$ 553.0	$12.8		177,920	$ 248.5	$ 71.6
	1997	$ 360.0	$ 349.0	$16.9		112,592	$ 35.1	$ 65.4
Francis A. Dramis, Jr. (G) Chief Information and Ecommerce Officer	1999	$ 431.3	$ 992.0	$28.2		135,100	$ 0.0	$104.9
	1998	$ 35.4	$ 200.0	$ 0.0		0	$ 0.0	$ 29.3

(A) These amounts were earned under the BellSouth Corporation Officer Short Term Incentive Award Plan. The amounts reported for Mr. Dramis include special bonuses of $200.0 for 1999 and $200.0 for 1998 as part of his employment offer.

(B) Represents tax ''gross ups'' for the five named executive officers.

(C) This item shows the grant date value of shares of restricted stock awarded to Mr. Ackerman pursuant to the terms of an agreement approved by the Board of Directors on November 23, 1998, as described in ''Executive Employment Agreements and Other Retirement and Change in Control Arrangements'' on page 22. The value shown in the table is based on the closing price of BellSouth stock on the New York Stock Exchange on the grant date, November 23, 1998. At December 31, 1999, Mr. Ackerman held 152,440 shares of restricted stock valued at $7,136.1, based on the closing price of $46.8125 of BellSouth stock on the New York Stock Exchange on December 31, 1999. Mr. Ackerman receives the dividends paid on these shares at the same rate as the dividend rate received by all shareholders.

(D) The amounts reported for 1999 include the amounts that were earned under the Shareholder Return Cash Program (''SRCP'') for the fifth year of the five-year performance period beginning in 1995, and the three-year performance period beginning in 1997. The amounts reported for 1998 include the amounts that were earned under the SRCP for the fifth year of the five-year performance period beginning in 1994, the fourth year of the five-year performance period beginning in 1995, and the three-year performance period beginning in 1996. The amounts reported for 1997 include the

amounts that were earned under the fifth year of the five-year performance period beginning in 1993, the fourth year of the five-year performance period beginning in 1994, and the third year of the five-year performance period beginning in 1995.

(E) Included in this category for 1999 are amounts for the five named executive officers for: (a) above-market interest on voluntary salary deferrals under nonqualified deferred compensation plans, $67.3, $51.3, $65.5, $43.3 and $0.0, respectively; (b) Company matching contributions to certain employee benefit plans, $16.0, $17.8, $9.5, $16.8 and $12.9, respectively; (c) benefits substantially equal to Company matching contributions that could not be provided under employee savings plans because of limitations under the Internal Revenue Code or on amounts deferred from compensation, $56.4, $27.6, $27.5, $19.4 and $16.3, respectively; (d) value of life insurance premiums paid by the Company, $83.1, $42.2, $40.1, $10.1 and $16.7, respectively; and (e) value of benefits from premiums paid by the Company for split-dollar life insurance, $21.7, $17.3, $12.8, $11.0 and $0.0, respectively. BellSouth uses the Present Value Ratio Method to determine the portion of each split-dollar life insurance premium dollar attributable to the executive officer. The Company will recover the cost of premium payments from the cash value of the split-dollar life insurance policies. The amounts reported for Mr. Dramis include amounts paid in connection with his relocation of $59.0 for 1999 and $29.3 for 1998.

(F) Mr. Mauldin retired from the Company effective March 1, 2000 and received the amounts described in ''Executive Employment Agreements and Other Retirement and Change in Control Arrangements—Succession Planning Arrangements,'' on page 22.

(G) Mr. Dramis was hired effective December 1, 1998; therefore, information for prior periods is not reported. Bonus for 1999 includes special bonus of $200.0 as discussed in (A) above.

Stock Options and Stock Appreciation Rights

The following table contains information concerning the grant of stock options to the five named executive officers during 1999. The Company utilized the Black-Scholes option pricing model to develop the theoretical values set forth under the ''Grant Date Value'' column. The officer realizes value from the stock options only to the extent that the price of BellSouth stock on the date the officer exercises the options exceeds the price of the stock on the grant date. Consequently, there is no assurance the value realized by an officer will be at or near the value estimated below; these amounts should not be used to predict stock performance.

OPTION / SAR GRANTS IN 1999

Individual Grants					Grant Date Value
Name	**Number of Securities Underlying Options/SARs Granted (#)**	**% of Total Options/SARs Granted to Employees In Fiscal Year**	**Exercise or Base Price ($/Sh)**	**Expiration Date**	**Grant Date Present Value ($000)**
F. Duane Ackerman	587,700(A)	3.82%	$45.53	2/1/09	$6,530.0(C)
	2,292(B)	.02%	$43.63	4/26/09	$ 25.1(D)
Jere A. Drummond	258,400(A)	1.68%	$45.53	2/1/09	$2,871.1(C)
	2,292(B)	.02%	$43.63	4/26/09	$ 25.1(D)
Earle Mauldin	224,700(A)	1.46%	$45.53	2/1/09	$2,496.7(C)
	2,292(B)	.02%	$43.63	4/26/09	$ 25.1(D)
Ronald M. Dykes	152,300(A)	.99%	$45.53	2/1/09	$1,692.2(C)
	2,292(B)	.02%	$43.63	4/26/09	$ 25.1(D)
	6,100(A)	.04%	$45.53	12/1/09	$ 76.3(E)
Francis A. Dramis, Jr.	130,000(A)	.85%	$45.53	2/1/09	$1,444.4(C)
	5,100(A)	.03%	$45.53	12/1/09	$ 63.8(E)

(A) Under provisions of the BellSouth Corporation Stock Plan, the Board of Directors granted stock options to key employees to purchase shares of BellSouth stock within prescribed periods at prices equal to the fair market value of the stock on the date of the grant. Options granted in 1999 generally become exercisable at the end of three years, determined from the date of the grant. No stock appreciation rights were granted to officers in 1999. All options vest immediately in the event of a change in control.

(B) Incentive Stock Options were awarded to certain officers based on their achievement of ownership of specified levels of Company stock as established by the Board of Directors. These options, which have exercise prices equal to the fair market value of the stock on the date of the grant, are exercisable six months from the date of the grant. See ''Executive Nominating, Compensation and Human Resources Committee Report on Executive Compensation'' on page 15.

(C) This value was determined using the standard application of the Black-Scholes option pricing methodology using the following assumptions: volatility 23%, dividend yield 1.67% and a risk-free rate of return of 4.73% based on options being outstanding for a five-year term.

(D) This value was determined using the standard application of the Black-Scholes option pricing methodology using the following assumptions: volatility 23%, dividend yield 1.74% and a risk-free rate of return of 5.20% based on options being outstanding for a five-year term.

(E) This value was determined using the standard application of the Black-Scholes option pricing methodology using the following assumptions: volatility 23%, dividend yield 1.67% and a risk-free rate of return of 6.29% based on options being outstanding for a five-year term.

Option / SAR Exercises and Holdings

The following table sets forth information with respect to the five named executive officers concerning the exercise of options/SARs during 1999 and unexercised options/SARs held on December 31, 1999.

AGGREGATED OPTION / SAR EXERCISES IN 1999
AND FISCAL YEAR-END OPTION / SAR VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($000)	Number of Securities Underlying Unexercised Options / SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options / SARs at Fiscal Year-End ($000)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
F. Duane Ackerman	0	0	280,984	3,451,418	$8,504.3	$42,519.6
Jere A. Drummond	0	0	189,474	1,047,800	$5,751.8	$18,168.8
Earle Mauldin	0	0	179,136	928,500	$5,414.1	$16,332.9
Ronald M. Dykes	11,573	$402.1	75,329	583,600	$2,151.8	$ 9,585.1
Francis A. Dramis, Jr.	0	0	0	135,100	$ 0.0	$ 185.8

Pension and Other Retirement Benefits

The following table shows the estimated single life annual pension annuity benefit provided to eligible participants under the BellSouth Personal Retirement Account Pension Plan and the BellSouth Supplemental Executive Retirement Plan (''SERP'') combined, based on the specified remuneration levels and years of credited service. The SERP provides benefits in excess of amounts permitted by certain Internal Revenue Code provisions on qualified benefit plans. The amounts set forth as payable in the table below assume an undiscounted retirement age and are reduced, in accordance with the SERP, by an average Social Security Primary Insurance Benefit determined annually to be payable at age 65.

PENSION PLAN TABLE
($000)

Remuneration	Years of Service							
	10	15	20	25	30	35	40	45
$ 400	$ 61.9	$101.9	$141.9	$171.9	$201.9	$ 221.9	$ 241.9	$ 261.9
600	101.9	161.9	221.9	266.9	311.9	341.9	371.9	401.9
800	141.9	221.9	301.9	361.9	421.9	461.9	501.9	541.9
1,000	181.9	281.9	381.9	456.9	531.9	581.9	631.9	681.9
1,500	281.9	431.9	581.9	694.4	806.9	881.9	956.9	1,031.9
1,600	301.9	461.9	621.9	741.9	861.9	941.9	1,021.9	1,101.9
1,700	321.9	491.9	661.9	789.4	916.9	1,001.9	1,086.9	1,171.9
1,800	341.9	521.9	701.9	836.9	971.9	1,061.9	1,151.9	1,241.9

Pension benefits are based on the average compensation (salary and bonus) over the five-year period preceding retirement. Therefore, the covered compensation presented in the table below for the five named executive officers is based upon the last five-year average of pension eligible compensation actually paid and, as such, will differ from the salary and bonus amounts set forth in the Summary Compensation Table on page 18. In addition, the number of whole years of credited service attained in 1999 is presented.

Name	Covered Compensation ($000)	Years of Service (#)
F. Duane Ackerman	$1,783.9	35
Jere A. Drummond	$ 995.9	37
Earle Mauldin	$ 898.9	35
Ronald M. Dykes	$ 649.5	28
Francis A. Dramis, Jr.	$ 431.3	1

Executive Employment Agreements and Other Retirement and Change In Control Arrangements

Agreement with Chief Executive Officer: Upon Mr. Ackerman's election to the positions of Chairman of the Board, President and Chief Executive Officer, the Company entered into a new retirement agreement with him, which became effective November 23, 1998. The new agreement is designed to incent Mr. Ackerman to remain with the Company beyond the age of 60 and to link compensation under the agreement to the Company's performance.

Pursuant to the retirement agreement, Mr. Ackerman was awarded 152,440 shares of restricted stock and 1,348,918 nonqualified stock options. These shares of restricted stock will vest and these options will become exercisable over a period of five years, beginning with a 20% increment on Mr. Ackerman's 60th birthday, followed by subsequent 20% increments on his 61st, 62nd, 63rd and 64th birthdays, provided he remains employed by the Company.

Upon Mr. Ackerman's retirement on or after his 65th birthday (or on or after his 60th birthday, with the consent of the Board of Directors), he would be entitled to an enhanced nonqualified pension benefit and certain perquisites (e.g., financial counseling for seven years and office space for life). Upon such retirement, all restricted stock would become fully vested and all options would become fully exercisable.

The agreement provides for a severance payment to Mr. Ackerman in the event his employment is terminated by the Company (other than for cause) prior to his 65th birthday. The amount of such payment would be equal to two times his annual base pay in effect at the termination date plus two times his standard bonus for the year of termination. Mr. Ackerman would receive a bonus for the year of such termination in an amount no less than his standard bonus. In addition, all restricted stock would become fully vested and all options would become fully exercisable.

Finally, the agreement provides that, in the event Mr. Ackerman dies or becomes disabled while still employed by the Company, he or his estate will be paid an amount equal to two times his base pay for the year in which such event occurs, plus two times his standard bonus for such year. If such event occurs after Mr. Ackerman's 60th birthday, all restricted stock would become fully vested and all options would become fully exercisable.

Succession Planning Arrangements: The Company has entered into long range succession planning arrangements with Messrs. Drummond and Mauldin. These agreements require that the officers retire prior to the normal retirement age of 65. In order to compensate them for this early retirement, the agreements provide for the payment of certain severance and other benefits.

Mr. Drummond's agreement was revised in October 1999 to provide that Mr. Drummond will retire from the Company no later than December 31, 2001. Upon such retirement, Mr. Drummond would receive benefits including payment of an amount equal to two times his annual base pay plus the standard bonus for the year of his retirement. In addition, he would receive an enhanced nonqualified pension benefit, an additional grant of stock options equal to the amount most recently granted, and financial counseling through age 67. The agreement also provides that if Mr. Drummond should die prior to retirement, his estate will receive a cash payment equal to the amounts he would otherwise have received upon retirement. Mr. Mauldin's agreement was amended in November 1999 and Mr. Mauldin retired from the Company, pursuant to the agreement, on March 1, 2000. He received payment of two times his annual base pay, equal to $1,180,000, plus the amount of his standard bonus, $590,000. He also received a grant of 371,900 options and will receive an annual enhanced nonqualified pension benefit payment of $96,765 and financial counseling through age 67.

Change In Control Agreements: The Company has also entered into severance agreements (which are presently effective until January 1, 2003) with the named executive officers that provide specified payments and enhanced benefits in the event of involuntary termination of employment incident to a change in control of the Company. In such event, in their current positions, each of Messrs. Ackerman, Drummond, Dykes and Dramis would receive payment of an amount equal to three times his annual base pay plus three times his standard annual bonus. In addition, under these agreements, each of these officers would receive (i) an immediate cash-out

of his bonus for the year of termination equal to the greater of the full standard bonus for such year or such bonus based on actual performance results through the date of termination; and (ii) an immediate cash-out of his dividend equivalent rights multiplied by the greater of 100% or actual performance results through the date of termination. All benefits of each such executive officer under nonqualified deferred compensation plans, supplemental retirement plans, and similar arrangements would in such event be immediately vested and nonforfeitable. These agreements also provide for certain ''gross up'' payments to compensate these executive officers for any excise taxes incurred in connection with these benefits, and reimbursement for certain outplacement services.

A covered executive officer will be entitled to the benefits under these change in control severance agreements if, within two years after the occurrence of a change in control, his employment is terminated by the Company (other than for cause) or by the executive for good reason. For these purposes, ''cause'' means the executive officer's willfully engaging in conduct materially injurious to the Company, and ''good reason'' includes the assignment to the executive officer of duties inconsistent with his prior status and position, certain reductions in compensation or benefits, and relocation or increased travel obligations.

A ''change in control'' is defined for purposes of these agreements as: (i) the acquisition by a party or certain related parties of 20% or more of the Company's voting securities; (ii) a turnover in a majority of the Board of Directors in any period of two consecutive years; (iii) a merger or similar transaction after which the Company's shareholders hold 70% or less of the voting securities of the surviving entity; (iv) the sale or disposition of a subsidiary or assets which produced for the most recent fiscal year more than 30% of the Company's total operating revenues or net income; or (v) the liquidation of the Company or sale of substantially all of its assets.

Should either Mr. Ackerman or Mr. Drummond become entitled to both the benefits described in his agreement discussed above and his change in control severance agreement, he may choose which agreement shall apply but will in no event be entitled to benefits under both.

FIVE-YEAR PERFORMANCE COMPARISON

The following graph compares the cumulative total returns of BellSouth, the Standard & Poor's 500 Index, and a peer group of other large United States telecommunications companies (Bell Atlantic Corporation, GTE Corporation, SBC Communications, Inc., and U S West, Inc.) over a five-year period.

The above performance chart assumes that $100 was invested on January 1, 1995, with dividends reinvested. Prices are as of the end of the period. Peer returns are weighted by market capitalization.

5-Year Cumulative Shareholder Return



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S&P 500
Peer Group

For the years 1994-1996, NYNEX Corporation and Pacific Telesis Group were part of the peer group. During the second quarter of 1997, Pacific Telesis merged with SBC Communications. During the third quarter of 1997, NYNEX merged with Bell Atlantic. For the years 1994-1998, Ameritech Corporation was part of the peer group. During the fourth quarter of 1999, Ameritech merged with SBC Communications. The peer group returns were adjusted to reflect these mergers.

For the years 1994-1997, prices and dividends of U S West Communications Group (USW) and U S West Media Group (UMG) were added together to compute total returns. During the second quarter of 1998, UMG separated from USW and the separation was treated as a one-time dividend to USW shareholders. The peer group returns were adjusted to reflect this separation.

Attendance at the Annual Meeting

If you plan to attend the meeting, please keep the admission ticket and map attached to the proxy card. If you come to the meeting and do not have an admission ticket, or if your shares are held by brokers or other institutions, you will be admitted upon presentation of proper identification at the door.

Other Matters to Come Before the Meeting

If any matter not described in this Proxy Statement should properly come before the meeting, the Directors' Proxy Committee will vote the shares represented by it in accordance with its best judgment. The Directors' Proxy Committee will not use its discretionary voting authority with respect to any validly conducted solicitation in opposition. At the time this Proxy Statement went to press, the Company did not know of any other matters that might be presented for shareholder action at the Annual Meeting.

Shareholder Proposals for the 2001 Proxy Statement

Any shareholder satisfying the Securities and Exchange Commission (''SEC'') requirements and wishing to submit a proposal to be included in the Proxy Statement for the 2001 Annual Meeting of Shareholders should submit the proposal in writing to the Corporate Secretary, BellSouth Corporation, 1155 Peachtree Street, N.E., Room 14B06, Atlanta, Georgia 30309-3610. BellSouth must receive a proposal by November 9, 2000 in order to consider it for inclusion in the Proxy Statement for the 2001 Annual Meeting of Shareholders.

Director Nominees or Other Business for Presentation at the 2001 Annual Meeting

Shareholders who wish to present director nominations or any other business at the 2001 Annual Meeting of Shareholders are required to notify the Corporate Secretary of their intent no later than February 12, 2001 and the notice must provide information as required in the By-laws. A copy of these By-laws requirements will be provided upon request in writing to the Corporate Secretary, BellSouth Corporation, 1155 Peachtree Street, N.E., Room 14B06, Atlanta, Georgia 30309-3610. This requirement does not apply to the deadline for submitting shareholder proposals for inclusion in the Proxy Statement (see ''Shareholder Proposals for the 2001 Proxy Statement'' above), nor does it apply to questions a shareholder may wish to ask at the meeting.

The Company retains discretion to vote proxies it receives with respect to proposals received after February 12, 2001. The Company retains discretion to vote proxies it receives with respect to proposals received prior to February 12, 2001 provided (i) the Company includes in its proxy statement advice on the nature of the proposal and how it intends to exercise its voting discretion, and (ii) the proponent does not issue its own proxy statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and any persons who own more than 10% of the Company's stock, to file with the SEC initial reports of ownership and reports of changes in ownership of BellSouth stock. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 1999, all such Section 16(a) filing requirements were met except that W. Patrick Shannon inadvertently was late in filing a report of the sale of one share of BellSouth stock, Donna A. Lee inadvertently was late in filing a report of a grant of restricted stock and Richard A. Anderson was inadvertently late in filing a report of shares sold to pay taxes upon the vesting of restricted stock and in reporting the acquisition of indirect ownership of shares of BellSouth stock as a result of his marriage.

View Proxy Statements and Annual Reports on the Internet

Beginning this year, BellSouth shareholders may elect to view all future proxy statements and annual reports on the Internet instead of receiving

them by U.S. mail each year. If you choose to access future proxy statements and annual reports online, you will continue to receive a proxy card in the mail. Future proxy cards will contain the web site access address and other necessary information to view the proxy material and to submit your vote. Whether you receive your proxy material in the mail or view it on the Internet, you will continue to have the option to vote by telephone, on the Internet or by mail.

If you wish to take advantage of this option, you may make this election when voting your proxy. If you vote by telephone or on the Internet, simply respond to the question when prompted. If you vote by mail, please mark the box on your proxy card.

If you elect to view the proxy material on the Internet and then change your mind, you may revoke the election by calling BellSouth Shareholder Services at 1-800-631-6001.

Other Information

Consolidated financial statements for BellSouth Corporation are attached as an appendix to this Proxy Statement and are included in the Annual Report on Form 10-K filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and the New York, Boston, Chicago, Pacific and Philadelphia stock exchanges in the United States and the London, Frankfurt, Amsterdam and Swiss exchanges. A copy of the 1999 Form 10-K (excluding exhibits) will be furnished, without charge, by writing to the Corporate Secretary, BellSouth Corporation, 1155 Peachtree Street, N.E., Room 14B06, Atlanta, Georgia, 30309-3610. The Form 10-K is also available on BellSouth's home page on the Internet at http://www.bellsouth.com/investor (click on ''Financial Publications'').

Solicitation of Proxies

BellSouth will pay the cost of soliciting proxies. BellSouth has retained Morrow & Co., Inc. to solicit proxies, by mail, in person or by telephone, at an estimated cost of $20,000 plus reimbursement of reasonable out-of-pocket expenses. In addition, employees of BellSouth may likewise solicit proxies on behalf of the Company.

The above Notice of Annual Meeting and Proxy Statement are sent by order of the BellSouth Board of Directors.



Carl E. Swearingen
Senior Vice President—Corporate Compliance and Corporate Secretary
Dated: March 13, 2000

ANNUAL FINANCIAL STATEMENTS AND REVIEW OF OPERATIONS
SELECTED FINANCIAL AND OPERATING DATA
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

At December 31 or for the year ended	1995	1996	1997	1998	1999
Operating revenues	$17,886	$19,040	$20,561	$23,123	$25,224
Operating expenses	14,594	14,261	15,185	17,219	18,787
Operating income	3,292	4,779	5,376	5,904	6,437
Income before extraordinary losses	1,564	2,863	3,270	3,527	3,448
Net income (loss)	(1,232)	2,863	3,261	3,527	3,448
Operating income margin	18.4%	25.1%	26.1%	25.5%	25.5%
Diluted earnings (loss) per share:					
Before extraordinary losses	$ .79	$ 1.44	$ 1.64	$ 1.78	$ 1.80
After extraordinary losses	$ (.62)	$ 1.44	$ 1.64	$ 1.78	$ 1.80
Diluted weighted-average common shares outstanding (millions)	1,989	1,992	1,989	1,984	1,916
Dividends declared per common share	$ .71	$ .72	$ .72	$ .73	$ .76
Operating cash flow	$ 5,443	$ 5,863	$ 7,039	$ 7,741	$ 8,199
Total assets	$31,880	$32,568	$36,301	$39,410	$43,453
Long-term debt	$ 7,924	$ 8,116	$ 7,348	$ 8,715	$ 9,113
Shareholders' equity	$11,825	$13,249	$15,165	$16,110	$14,815
Total employees	87,571	81,241	81,000	88,450	96,162

Significant events affecting our historical earnings trends include the following:

- 1995 results include charges for the discontinuance of SFAS No. 71 and the refinancing of long-term debt issues which reduced net income by $2,796 ($1.41 per share). 1995 also includes a work force reduction charge which increased operating expense by $1,082 and reduced net income by $663 ($0.33 per share).
- 1996 results include a gain from the sale of a paging business which increased net income by $344 ($0.17 per share).
- 1997 results include gains resulting from the sales of our interests in Optus Communications, ITT World Directories and Bellcore (see note B to the consolidated financial statements and MD&A for further discussion of the gains). 1997 results also include the effect of a regulatory settlement in South Carolina, which reduced operating revenues by $72 and net income by $47 ($0.02 per share), as well as charges related to the early extinguishment of long-term debt issues which reduced net income by $9.
- 1998 results include gains resulting from the sale of our interests in BellSouth New Zealand and ITT World Directories, and contingent interest and prepayment penalties associated with the repayment of a loan (see notes B and C to the consolidated financial statements and MD&A for further discussion of these items).
- 1999 results include foreign currency losses, losses due to an asset impairment, the recognition of foreign investment tax credits and a gain on the sale of Honolulu Cellular (see notes B, C, D and K to the consolidated financial statements and MD&A for further discussion of these items).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

In the following discussion, BellSouth Corporation and its subsidiaries are referred to as ''we'' or ''BellSouth''.

We are an international telecommunications business headquartered in Atlanta, Georgia. For management purposes, our business is organized into four reportable operating segments: wireline communications; domestic wireless; international operations; and advertising and publishing. The following discussion highlights our performance in the context of these segments. For a more complete understanding of our industry, the drivers of our business, and our current period results, you should read this discussion in conjunction with our consolidated financial statements, including the related notes.

Consolidated Results of Operations

Key selected financial and operating data for 1997, 1998 and 1999 are as follows (all references to earnings per share are on a diluted basis):

				Percent Change	
	1997	1998	1999	1998 vs. 1997	1999 vs. 1998
Revenues	$20,561	$23,123	$25,224	12.5	9.1
Expenses	$15,185	$17,219	$18,787	13.4	9.1
EBITDA[(a)]	$ 9,340	$10,261	$11,428	9.9	11.4
EBITDA margin	45.4%	44.4%	45.3%	-100bps	+90bps
As Reported:					
Net income	$ 3,261	$ 3,527	$ 3,448	8.2	(2.2)
Earnings per share	$ 1.64	$ 1.78	$ 1.80	8.5	1.1
Normalized:					
Net income	$ 2,814	$ 3,259	$ 3,825	15.8	17.4
Earnings per share	$ 1.41	$ 1.64	$ 2.00	16.3	22.0

(a) EBITDA represents operating income before depreciation and amortization and provision for asset impairment.

Overview

On a comparative basis, results reflect strong revenue growth in the core wireline business driven by digital and data services revenues and significant increases in our international and domestic wireless customer bases. Expense growth was driven by increased spending in the core wireline business for customer service and network support functions, volume-driven increases at our international and domestic wireless businesses and expenses for development and promotion of new business initiatives, including high-speed data and Internet service offerings.

Normalized results for 1999 exclude the impacts of:

- The devaluation of the Brazilian Real. Our share of the foreign currency losses in our Brazilian wireless properties reduced net income by $308 ($0.16 per share) (these losses are included in Net Equity in Earnings (Losses) of Unconsolidated Businesses);
- An asset impairment loss which reduced net income by $187 ($0.10 per share);
- The recognition of certain foreign investment tax credits generated in prior years, which increased net income by $95 ($0.05 per share); and
- The gain on sale of our 100% ownership interest in Honolulu Cellular, which increased net income by $23 ($0.01 per share).

Normalized results for 1998 exclude the impacts of:

- A gain from the sale of our 100% interest in BellSouth New Zealand of $110 ($0.06 per share);
- A gain from the receipt of additional proceeds related to the sale of our investment in ITT World Directories of $96 ($0.05 per share); and
- Contingent interest and prepayment penalties associated with the repayment of a loan, which increased net income by $62 ($0.03 per share).

Normalized results for 1997 exclude the impacts of:

- Gains on the sales of our investments in Optus Communications, ITT World Directories and Bellcore, which increased net income by $352 ($0.18 per share), $128 ($0.06 per share) and $23 ($0.01 per share);
- The effect of a regulatory settlement in South Carolina, which reduced net income by $47 ($0.02 per share); and
- Losses of $9 incurred in connection with the early redemption of long-term debt.

On January 1, 1999, we adopted a new accounting standard on capitalization of internal-use software. The impact of capitalizing software costs under the new standard was a benefit of $285 ($0.15 per share) for 1999 compared to 1998.

Results by Segment

Our reportable segments reflect strategic business units that offer similar products and services and/or serve similar customers. We have four reportable operating segments: (1) Wireline communications; (2) Domestic wireless; (3) International operations; and (4) Advertising and publishing. We have included the operations of all other businesses falling below the reporting threshold in the ''Other'' segment. We evaluate the performance of each business unit based on net income, exclusive of charges for use of intellectual property rights and adjustments for special items that may arise. Special items are transactions or events that are included in reported consolidated results but are excluded from segment results due to their nonrecurring or nonoperational nature.

The results of businesses in which we own noncontrolling interests are not included in our reported revenues and expenses but are included in the Net Equity in Earnings (Losses) of Unconsolidated Businesses line item.

Wireline Communications

Wireline communications includes local exchange, network access and intraLATA long distance services provided by wireline transport to business and residential customers in a nine-state region located in the southeastern US.

	1997	1998	1999	Percent Change 1998 vs. 1997	Percent Change 1999 vs. 1998
Results of Operations					
Operating revenues:					
Local service	$ 9,017	$10,033	$10,887	11.3	8.5
Network access	4,483	4,632	4,761	3.3	2.8
Long distance	734	713	608	(2.9)	(14.7)
Other wireline	944	1,023	1,198	8.4	17.1
Intersegment revenues	168	221	318	31.5	43.9
Total operating revenues	15,346	16,622	17,772	8.3	6.9
Operating expenses	11,158	11,751	11,944	5.3	1.6
Operating income	4,188	4,871	5,828	16.3	19.6
Segment net income	$ 2,314	$ 2,751	$ 3,315	18.9	20.5
EBITDA	$ 7,520	$ 8,234	$ 9,221	9.5	12.0
EBITDA margin	49.0%	49.5%	51.9%	+50bps	+240bps
Key Indicators					
Access line counts (000's):					
Switched access lines:					
Residential	15,841	16,457	16,958	3.9	3.0
Business	7,088	7,294	7,254	2.9	(0.5)
Other	272	274	265	0.7	(3.3)
Total switched access lines	23,201	24,025	24,477	3.6	1.9
Access line equivalents[(a)]	10,801	14,744	20,375	36.5	38.2
Total equivalent access lines	34,002	38,769	44,852	14.0	15.7
Access minutes of use (millions)	97,106	104,373	110,088	7.5	5.5
Long distance messages (millions)	894	784	644	(12.3)	(17.9)
Digital and data services revenues	$ 1,437	$ 2,041	$ 2,687	42.0	31.6
Convenience feature revenues	$ 1,364	$ 1,636	$ 1,911	19.9	16.8

(a) Access line equivalents represent a conversion of non-switched data circuits to a switched access line basis and is presented for comparability purposes. Equivalents are calculated by converting data circuits (ISDN, ADSL, DS0, DS1 and DS3) and SONET-based (optical) services (OC12 to OC48) to the equivalent of a switched access line based on transport capacity. While the revenues generated by access line equivalents have a directional relationship with these counts, growth rates cannot be compared on an equivalent basis.

Operating Revenues

Local service

Local service revenues increased $854 during 1999 and $1,016 during 1998, attributable to growth in switched access lines and strong demand for digital and data services and convenience features.

Total equivalent access lines increased 15.7% during 1999 and 14.0% during 1998. Residential access lines rose 3.0% during 1999 and 3.9% during 1998, driven by economic growth in our nine-state region as well as demand for secondary residence lines. Secondary residence lines are used for home office purposes, Internet access and children's phones, and accounted for 51.1% of the growth in residential access lines during 1999 and 49.8% during 1998. Business access lines, including both switched access lines and data circuits, grew 25.4% during 1999 and 23.2% during 1998, propelled by expanding demand for our digital and data services. Switched business access lines grew 2.9% during 1998 but decreased 0.5% during 1999 as an increasing number of new and existing

business customers migrate to our high-capacity data line offerings.

Revenues from optional convenience features such as custom calling features (e.g., Caller ID, Call Waiting, Call Return) and voice mail service increased $275 (16.8%) during 1999 and $272 (19.9%) during 1998. These increases were driven by growth in convenience feature usage through our Complete Choice® package, a one-price bundled offering of over 20 features. The 1999 increase also includes the effect of positive rate impacts on revenues from these features.

Increased penetration of extended local area calling plans also increased local service revenues by approximately $182 during 1999 and $213 during 1998. Also contributing to the increases in revenues were net rate impacts of $163 in 1999 and $161 in 1998. The 1999 rate impacts were attributable to sharing accruals recorded in 1998 as well as positive rate adjustments in 1999 on convenience features, directory assistance and inside wire service. The rate impacts during 1998 were primarily attributable to sharing accruals and cellular interconnection rate reductions recorded in 1997.

Network access

Network access revenues grew $129 in 1999 and $149 in 1998, due largely to higher demand. Access minutes of use rose 5.5% and 7.5% during the same periods. Increases in switched access lines and promotional activities by long distance carriers continue to be the primary drivers of the increase in minutes of use. The introduction of 1+ dialing parity for intraLATA long distance calls in all states in our wireline territory is also contributing to growth in minutes.

The growth rate in total minutes of use continues to be negatively impacted by the trend of business customers migrating from traditional switched circuits to higher capacity data line offerings which are fixed-charge based rather than per-minute-of-use based. Revenues from these data services grew approximately $155 in 1999 and $148 in 1998 as Internet service providers and high-capacity users increased their use of our network. The growth rate in switched minutes of use has also been negatively impacted by competition from CLECs whose traffic completely bypasses our network.

Volume-related growth was largely offset by net rate impacts that decreased revenues by $158 in 1999 and $122 in 1998. These reductions are primarily related to the FCC's access reforms and productivity factor adjustment. The reductions were partially offset by recoveries of local number portability costs in 1999.

Long distance

The decreases during 1999 and 1998 are primarily attributable to decreases in long distance message volumes of 17.9% in 1999 and 12.3% in 1998. Partially offsetting these decreases were increased revenues from the provision of digital and data services.

Also included in long distance are revenues which we receive from long distance carriers for interconnection to our public payphones. These revenues increased from 1997 to 1998 following the 1997 deregulation of payphone services but decreased in 1999 as a result of a regulatory ruling on the rates charged to the long distance carriers.

Competition from alternative intraLATA long distance carriers and increased penetration of extended local area calling plans continue to have an adverse impact on our long distance message volumes. Effective February 1999, we implemented 1+ dialing parity in the last of the nine states in our region, which allows customers to choose a competing intraLATA long distance carrier without having to dial a special access code. We believe that competition in the intraLATA long distance market will continue to adversely impact long distance message volumes and revenues.

Other wireline

The increase in external revenues in 1999 is attributable to higher revenues from sales of customer premises equipment, resale of paging products and services, sales of unbundled network elements, collocation of competing carriers' equipment in our facilities, demand for our Internet access offering and interconnection charges to wireless carriers. The increase in external revenues in 1998 was driven primarily by increases in charges for billing and collection services, demand for our Internet access offering, and sales of unbundled network elements. The increase in intersegment revenues in both 1999 and 1998 primarily represents increased business activity with our other operating segments.

We increased subscribers to our BellSouth.net(sm) service 82% during 1999 and ended the year with over 680,000 subscribers. We expect continued strong growth associated with our alliance with MyWay.com, an Internet portal operated by CMGI.

Operating Expenses

Operational and support expenses

Operational and support expenses increased $163 or 1.9% during 1999 and $562 or 7.2% during 1998. The 1999 increase was impacted favorably by the adoption of new rules on software capitalization; excluding the

impact of adoption, 1999 expenses would have increased $576 (6.9%) when compared to 1998.

The increase in 1999 was attributable to labor costs driven by the addition of employees in customer service and network support functions, increases in salary and wage rates, costs from sales of CPE and paging equipment and other increased expenses associated with higher business volumes. These increases were offset by reductions in overtime expense in customer service and network functions and lower pension and benefit costs attributable to favorable pension plan investment returns.

Also contributing to the 1999 increase were expenses related to new data initiatives, including Asymmetric Digital Subscriber Line (ADSL) and integrated fiber-in-the-loop (IFITL), and promotional expenses related to expanding our Internet customer base. We made ADSL service available in 30 markets this year, with an addressable market of approximately 7 million access lines, and we plan to increase the market to 11.5 million access lines by the end of 2000. In January 2000, we began offering a self-install kit for ADSL in seven cities and announced a partnership with Darwin Networks to expand ADSL offerings to additional areas in the southeastern US. We are deploying IFITL in nearly all newly built neighborhoods and are also retrofitting some 200,000 existing homes in Atlanta and Miami.

The 1998 increase was driven by several factors, including: labor costs in the telephone operations; growth in expenses at unregulated subsidiaries associated with higher business volumes; and payments to the Universal Service Fund. The increase in labor costs was primarily attributable to contract service expense associated with the outsourcing of engineering and IT functions in late 1997, as well as higher overtime expense in customer service and network support functions. These increases were partially offset by lower base salaries and wage expense in the engineering and IT functions and lower pension and benefit costs.

Depreciation and amortization

Depreciation and amortization expense increased $30 during 1999 and $31 during 1998. The 1999 increase is primarily attributable to amortization of capitalized internally developed software. While gross depreciable plant increased 4.6% during 1999 and 5.0% during 1998, the overall composite depreciation rate has declined, resulting in flat depreciation expense.

Domestic Wireless

Domestic wireless is comprised of cellular and personal communications service (PCS) businesses principally within the southeastern US.

				Percent Change	
	1997	1998	1999[(a)]	1998 vs. 1997	1999 vs. 1998
Total operating revenues	$2,589	$2,730	$3,204	5.4	17.4
Operating expenses	2,177	2,356	2,876	8.2	22.1
Operating income	412	374	328	(9.2)	(12.3)
Net equity in earnings (losses) of unconsolidated businesses	164	165	144	0.6	(12.7)
Segment net income	$ 333	$ 283	$ 234	(15.0)	(17.3)
EBITDA	$ 858	$ 887	$ 984	3.4	10.9
EBITDA margin	33.1%	32.5%	30.7%	-60bps	-180bps
Customers[(b)]	3,680	4,320	4,887	17.4	13.1
Average monthly revenue per customer[(b)]	$ 55	$ 52	$ 51	(5.5)	(1.9)

(a) 1999 results exclude the impact of an asset impairment loss described in Note D to the consolidated financial statements. 1999 results also exclude gains from the sale of wireless properties in Honolulu and Dothan described in Note B to the consolidated financial statements.

(b) The amounts shown are for our consolidated properties and do not include customer data for our unconsolidated businesses.

Operating Revenues

Total operating revenues grew $474 or 17.4% during 1999 and $141 or 5.4% during 1998. These increases are attributable to higher airtime, access and equipment sales revenues driven by a 13.1% and 17.4% increase in the customer base during 1999 and 1998. Adjusted for the sale of Honolulu Cellular in August 1999, customer growth would have been 16.4% for 1999 and 17.8% for 1998. Customer growth in both years has been driven by advertising, enhanced volume pricing strategies (including one-rate plans, bundled minutes at lower rates and prepaid calling plans) and competitive incentive programs (such as discounted wireless handsets). The revenue growth in both years is also attributable to the initiation of PCS service in 26 new markets in the southeastern US since 1997. Average monthly usage by customers increased during 1999 and 1998, and, when combined with the increase in total customers, drove increases in total minutes of use in both years. Average monthly revenue per customer remained relatively flat during 1999 after decreasing during 1998, due primarily to declines in per-minute rates. The declines in average per-minute rates occurred as we expanded our product offerings and further penetrated lower-usage market segments, and we expect rates to continue decreasing as more customers opt for our one-rate plans and other bundled-minute packages.

We expect competition to continue to intensify and pressure pricing in our markets. We believe this will further stimulate demand and continue to increase usage as the overall market is expanded.

Operating Expenses

Operational and support expenses

Operational and support expenses increased $377 or 20.5% during 1999 and $112 or 6.5% during 1998. These increases result from the addition of employees, higher sales and marketing expenses in response to competition, higher equipment costs attributable to the conversion to digital network platforms and higher network costs associated with network usage. Employee additions were driven by customer service and network support personnel associated with the initiation of service in 26 PCS markets since 1997. Higher equipment costs were attributable to the cost of digital handsets, which typically cost one-third more than analog handsets. Although total customer acquisition costs have increased, average acquisition costs per customer have benefited as we continue to shift to lower cost, direct sales channels. In our continuing effort to migrate our customer base from analog to digital service, we have moved over two-thirds of our subscriber base to digital and have increased digital minutes of use to over 70% of total network usage. Digital technology offers many advantages over analog technology, including a three-fold gain in channel capacity, the ability to provide advanced services and functionality, inherent privacy

and transmission security and the opportunity to provide improved data transmissions. Digital customers also generate higher average revenue per customer.

Depreciation and amortization

Depreciation and amortization increased $143 or 27.9% during 1999 and $67 or 15.0% during 1998. The increase was primarily attributable to the additions of property, plant and equipment totaling $550 in 1999 and $692 in 1998. These additions were primarily attributable to the build-out of PCS markets, expansion of the network related to growth in the customer base and deployment of digital cellular across all of our consolidated markets. The 1999 increase is also attributable to accelerated depreciation on network equipment that is being replaced over an 18 month period from June 1999 through December 2000.

Net Equity in Earnings (Losses) of Unconsolidated Businesses

Net equity in earnings (losses) of unconsolidated domestic wireless businesses decreased $21 in 1999 and increased $1 in 1998. The 1999 decrease is principally due to lower earnings at our business in Los Angeles, attributable to higher acquisition costs associated with customer additions and increased amortization expense that resulted from the reorganization of our ownership interests in fourth quarter 1998.

International Operations

International operations is comprised principally of our investments in wireless businesses in ten countries in Latin America as well as in Denmark, Germany, India and Israel. Consolidated operations include our businesses in Argentina, Chile, Ecuador, Peru and Venezuela (1998 and 1997 results also include New Zealand, which was sold in fourth quarter 1998). All other businesses are accounted for under the equity method, and accordingly their results are reported as Net equity in earnings (losses) of unconsolidated businesses.

				Percent Change	
	1997	1998	1999[(a)]	1998 vs. 1997	1999 vs. 1998
Total operating revenues	$ 948	$1,995	$2,291	110.4	14.8
Operating expenses	884	1,761	2,173	99.2	23.4
Operating income	64	234	118	N/M*	(49.6)
Net equity in earnings (losses) of unconsolidated businesses	(220)	(69)	(2)	N/M	N/M
Segment net income (loss)	$ (187)	$ (62)	$ (4)	N/M	N/M
EBITDA	$ 190	$ 591	$ 560	N/M	(5.2)
EBITDA margin	20.0%	29.6%	24.4%	+960bps	-520bps
Customers[(b)]	1,555	2,598	4,230	67.1	62.8
Average monthly revenue per customer[(b)]	$ 67	$ 70	$ 52	4.5	(25.7)

(a) 1999 results exclude impact of the Brazil devaluation which is discussed in Note C to the consolidated financial statements.

(b) The amounts shown are for our consolidated properties and do not include customer data for our unconsolidated properties.

* Not meaningful.

Operating Revenues

Revenue growth in 1999 was negatively affected by the absence of revenues from BellSouth New Zealand, which was sold in fourth quarter 1998. Revenue growth in 1998 was positively affected by the first-time consolidation of several Latin American operations which had previously been accounted for under the equity method. If all periods were adjusted to exclude the effects of these changes, revenues would have increased approximately 21.2% in 1999 and 49.9% in 1998. These increases are primarily due to substantial growth in the customer bases of our current operations, which grew 62.8% in 1999 and 67.1% in 1998.

Offsetting the impacts of customer growth in both periods were overall weakening of local currencies. If foreign exchange rates had remained constant, operating revenues would have been 7% to 10% higher in both 1999 and 1998. We mitigated a portion of this decline through increases in rates. Also contributing were declining monthly revenue per customer that is driven by continued expansion into lower-usage customer segments through offerings such as prepaid cellular service as well as competitive pressures in certain countries. During 1999, we extended prepaid

cellular products to all of the countries we serve in Latin America.

Operating Expenses

Operational and support expenses

Operational and support expenses increased $327 or 23.3% in 1999 and $646 or 85.2% in 1998. Adjusted for the first-time consolidation of several Latin American operations and the sale of BellSouth New Zealand, expenses increased $395 or 29.6% in 1999 and $376 or 39.2% in 1998. These increases are primarily the result of operational and customer acquisition costs associated with growth in customer levels and expanded operations. Since 1997, our existing operations have added 2.3 million customers in Argentina, Chile and Venezuela. We have also added 500,000 customers through the acquisition and development of businesses in Peru and Ecuador.

Depreciation and amortization

Depreciation expense increased $64 in 1999 and $166 in 1998. Adjusted for first-time consolidation of several Latin American operations and the sale of BellSouth New Zealand, depreciation and amortization increased $108 or 32.3% in 1999 and $154 or 85.6% in 1998. These increases are due primarily to higher gross depreciable plant resulting from the continued investment in our wireless network infrastructure. Amortization expense increased $21 during 1999 and $65 during 1998 as a result of growth in intangibles related to our purchase of additional ownership interests in several Latin American operations in late 1997 and early 1998.

Net Equity in Earnings (Losses) of Unconsolidated Businesses

Net equity in earnings (losses) for the international operations segment exclude $308 in foreign currency losses related to the devaluation of the Brazilian Real in January 1999. Net equity in earnings (losses) from our unconsolidated businesses improved $67 to ($2) in 1999 and $151 to ($69) in 1998. 1998 earnings, when adjusted to exclude the effect of first-time consolidations and sale of businesses, improved $92 over 1997. The improvement in equity in earnings (losses) from our unconsolidated international businesses in both years is due to stronger results from our investment in Germany and, for 1999, Panama and Nicaragua. All of these businesses experienced substantial growth in their customer bases during the 1998-1999 period. Offsetting these improvements were losses related to our operations in Brazil; these losses were attributable to costs associated with the start-up of operations during 1998 and economic weakness in the region during 1999.

Our operations in Brazil continue to be affected by weakness in the local economy. Operational revenues have been negatively impacted as the weakened currency has caused average revenue per subscriber to decline. In addition, we expect that our earnings will continue to be affected by foreign currency gains or losses associated with the US Dollar-denominated debt issued by our Brazilian businesses.

Advertising and Publishing

Our advertising and publishing segment is comprised of companies in the US and Latin America that publish, print, sell advertising in and perform related services concerning alphabetical and classified telephone directories and electronic product offerings.

				Percent Change	
	1997	1998	1999	1998 vs. 1997	1999 vs. 1998
Operating revenues:					
External revenues	$1,837	$1,891	$2,010	2.9	6.3
Intersegment revenues	7	—	18	N/M*	N/M
Total operating revenues	1,844	1,891	2,028	2.5	7.2
Operating expenses	989	1,042	1,127	5.4	8.2
Operating income	855	849	901	(0.7)	6.1
Segment net income	$ 543	$ 530	$ 556	(2.4)	4.9
EBITDA	$ 877	$ 874	$ 932	(0.3)	6.6
EBITDA margin	47.6%	46.2%	46.0%	-140bps	-20bps

* Not meaningful.

Operating Results

External revenues increased $119 during 1999 and $54 during 1998. The 1999 increase is principally a result of revenues from our new directory publishing operations in Peru and Brazil. The increases for 1998 and, to a lesser extent, 1999 were driven by volume growth and price increases in the domestic operations. To a lesser extent, the increased revenues of our electronic media offerings also contributed.

Operational and support expenses increased $79 in 1999 and $50 in 1998. The 1999 increase was driven by the addition of the new international operations. The 1998 increase was due primarily to increases in salaries and wages driven by business volumes, increases in charges from other operating segments, and technology implementation. Depreciation and amortization remained relatively flat in 1999 and 1998.

Other

This segment is primarily comprised of new business initiatives such as entertainment (cable and wireless television), Internet access, wireless data and interLATA long distance. The stand-alone revenues and expenses of our Internet access marketing company which are included in this segment are eliminated in consolidation and reported as part of the wireline communications results.

				Percent Change	
	1997	1998	1999	1998 vs. 1997	1999 vs. 1998
External revenues	$ 17	$ 113	$ 280	N/M*	147.8
Intersegment revenues	185	227	371	22.7	63.4
Total operating revenues	202	340	651	68.3	91.5
Operating expenses	345	700	971	102.9	38.7
Operating loss	(143)	(360)	(320)	(151.7)	11.1
Net equity in earnings (losses) of unconsolidated businesses	(197)	—	(1)	N/M	N/M
Segment net loss	$ (182)	$ (210)	$ (215)	(15.4)	(2.4)
EBITDA	$ (110)	$ (266)	$ (178)	N/M	N/M
EBITDA margin	(54.5%)	(78.2%)	(27.3%)	N/M	N/M

* Not meaningful.

Operating Results

External revenues increased $167 in 1999 and $96 in 1998. The increases were driven by growth in revenues from interactive paging services, wireless television offerings and the resale of interLATA long distance services in markets outside of our wireline region. Since 1998, we have rolled out wireless television service in four new markets and introduced interactive paging service with nationwide coverage.

Operating expenses for 1999 and 1998 primarily reflect increased spending associated with new product and/or market introductions in all of these businesses. Higher headcount associated with customer support and installation functions also contributed to the increase in expenses. Depreciation and amortization has increased reflecting our continuing investment of resources associated with the growth of these businesses.

Net equity in earnings (losses) for 1997 was primarily comprised of the results of our wireless data operations, which were consolidated beginning in 1998.

Other Nonoperating Items

	1997	1998	1999	Percentage Change 1998 vs. 1997	Percentage Change 1999 vs. 1998
Interest Expense	$ 761	$ 837	$1,030	10.0	23.1
Gain on Sale of Operations	787	335	55	N/M	N/M
Net equity in earnings (losses) of unconsolidated businesses	(242)	92	(169)	N/M	N/M
Other Income, net	261	257	195	(1.5)	(24.1)
Provision for Income Taxes	2,151	2,224	2,040	3.4	(8.3)
Effective Tax Rate	39.7%	38.7%	37.2%	-100bps	-150bps

Interest expense

Interest expense increased $193 in 1999 and $76 in 1998. The 1999 increase is attributable to higher average debt balances resulting from commercial paper borrowings associated with the financing of our investment in Qwest and a higher proportion of capitalized interest in 1998. The increase in 1998 expense reflects the consolidation of several international operations which had previously been accounted for under the equity method and a greater proportion of capitalized interest due to our start-up investments in Brazil. Our average debt balances were as follows:

	1997	1998	1999	Percent Change 1998 vs. 1997	Percent Change 1999 vs. 1998
Average short-term debt balance	$2,123	$ 3,239	$ 6,182	52.6	90.9
Average long-term debt balance	$7,822	$ 8,220	$ 8,599	5.1	4.6
Total average debt balance	$9,945	$11,459	$14,781	15.2	29.0

Gain on sale of operations

Gains for 1999 include $39 from the sale of our 100% ownership interest in Honolulu Cellular and $16 from the sale of a wireless property in Alabama. Gains for 1998 include $180 from the sale of our 100% interest in BellSouth New Zealand and $155 from the receipt of additional proceeds related to the sale of our investment in ITT World Directories. Gains for 1997 include $578 from the sale of our investment in Optus Communications and $209 from the sale of our investment in ITT World Directories.

Net equity in earnings (losses) of unconsolidated businesses

Earnings from our unconsolidated businesses decreased $261 in 1999 and increased $334 during 1998. The decrease in 1999 was driven by foreign exchange losses of $308 related to our Brazilian properties (see Note C to the consolidated financial statements for further discussion of this matter). Excluding the impact of these foreign exchange losses, earnings increased $47 in 1999. The 1999 and 1998 results are addressed in the discussions for the Domestic wireless, International operations and Other segments.

Other income, net

Other income, net includes interest income, gains/losses on disposition of assets, foreign currency gains/losses and miscellaneous nonoperating income. The decrease of $62 in 1999 is attributable to higher minority interest expense related to our less-than-100-percent owned subsidiaries and decreased interest income due to lower average cash balances. These decreases were partially offset by miscellaneous nonoperating items. The decrease of $4 in 1998 reflects decreases in nonoperating items, offset by the additional income from the settlement of a loan and a gain from the sale of our investment in Bellcore.

Provision for income taxes

The decrease in the 1999 effective tax rate was driven by the recognition of foreign investment tax credits, and a change in the mix of income among taxing jurisdictions. These decreases were offset by less favorable results at foreign equity-method subsidiaries which are recorded net of tax benefits or expense. These results were significantly impacted by foreign currency losses recorded at our unconsolidated Brazilian businesses during 1999.

The decrease in the 1998 effective tax rate was attributable to improved results in our foreign equity-method subsidiaries and a change in the mix of income among taxing jurisdictions. The decreases were partially offset by a reduction in the benefit from investment tax credits.

Financial Condition

Cash flows from operations are our primary source of funding for capital requirements of existing operations, debt service and dividends. We also have ready access to capital markets in the event additional funding is necessary. While current liabilities exceed current assets, our sources of funds—primarily from operations and, to the extent necessary, from readily available external financing arrangements—are sufficient to meet all current obligations on a timely basis. We believe that these sources of funds will be sufficient to meet the needs of our business for the foreseeable future.

Net cash provided by (used for):

				Percent Change	
	1997	1998	1999	1998 vs. 1997	1999 vs. 1998
Operating activities	$ 7,039	$ 7,741	$ 8,199	10.0	5.9
Investing activities	$(4,949)	$(5,627)	$(9,966)	(13.7)	(77.1)
Financing activities	$ (698)	$(1,681)	$ (167)	(140.8)	N/M

Net cash provided by operating activities

The increase in cash from operations primarily reflects higher EBITDA, partially offset by an increase in working capital requirements and lower dividends from our unconsolidated businesses. Operating cash flows for 1999 also include $630 in cash proceeds associated with the closings of our agreements to sublease wireless communications towers to Crown. Additional closings are scheduled to occur in 2000.

EBITDA is an indicator used by management to measure performance and ability to generate cash flow. EBITDA does not represent cash flows for the period, nor is it an alternative to operating income as an indicator of operating performance. You should not consider it in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Our computation of EBITDA and EBITDA margin may not be comparable to the computation of similarly titled measures reported by other companies.

EBITDA and EBITDA margins were favorably impacted by revenue growth in both 1999 and 1998, and by the adoption of SOP 98-1 in 1999. Offsetting these increases were increased spending to support growth in our core wireline business, substantial increases in the wireless customer base and new initiatives such as Internet, wireless data, long distance and video.

Net cash used in investing activities

During 1999, we invested $6.2 billion for capital expenditures to support our wireline and wireless networks, to promote the introduction of new products and services and increase operating efficiency and productivity. Significant investments are also being made to support deployment of ADSL and fast packet switching technologies as well as our IFITL initiative. Included in these expenditures for 1999 are approximately $550 in costs related to the purchase and development of internal-use software.

During 1999, we announced a new business agreement with Qwest that included our purchasing a ten percent stake for $3.5 billion. This transaction closed during May 1999. We initially funded this purchase by utilizing existing cash reserves and issuing $2.5 billion in commercial paper.

During 1999, our Argentine wireless communications company won its bid to acquire additional PCS licenses. It will pay approximately $260 for the licenses and anticipates investing an additional $600 to build out the areas covered by these licenses.

Also during 1999, we acquired an additional wireless license in Chile which will expand our service area to the entire country. We will pay approximately $90 for the license, and anticipate investing an additional $80 to build out the areas covered by the license.

As part of the reorganization of ownership interests in E-plus (see Note R to the consolidated financial statements) we have agreed to make up to $3 billion of loans to KPN Royal Dutch Telecom (KPN) to be used for further wireless investments in Europe.

Net cash used in financing activities

During 1999, we purchased 66 million shares as part of a $3 billion repurchase plan announced in December 1998. Combined with 1998 repurchases under a previous plan, we have reduced our number of outstanding shares by approximately 101 million since December 31, 1997. We completed the December 1998 buyback plan during May 1999.

Our debt to total capitalization ratio was 53.1% at December 31, 1999 compared to 43.0% at December 31, 1998. The increase is a function of increases in short-term debt attributable to higher net borrowings of commercial paper and the reduction in shareholders' equity, driven primarily by the effect of our stock buyback program.

At February 28, 2000, we have shelf registration statements on file with the SEC under which $2.7 billion of debt securities could be publicly offered.

Subsequent Refinancing

In February 2000, we issued $2 billion of long-term debt, consisting of $1 billion of Ten-year, 7¾% Notes and $1 billion of Thirty-year, 7⅞% Debentures. We received total proceeds of $1,974, which will be used to retire commercial paper.

Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. To manage this exposure, we employ risk management strategies including the use of derivatives such as interest rate swap agreements, foreign currency forwards and currency swap agreements. We do not hold derivatives for trading purposes.

Interest Rate Risk

Our objective in managing interest rate risk is to maintain a balance of fixed and variable rate debt that will lower our overall borrowing costs within reasonable risk parameters. Interest rate swaps are used to convert a portion of our debt portfolio from a variable rate to a fixed rate or from a fixed rate to a variable rate.

Foreign Exchange Risk

Our objective in managing foreign exchange risk is to protect against cash flow and earnings volatility resulting from changes in foreign exchange rates. Short-term foreign currency transactions and commitments expose us to changes in foreign exchange rates. We occasionally enter into forward contracts and similar instruments to mitigate the potential impacts of such risks.

Our equity investments in Brazil hold US Dollar-denominated liabilities and recognize foreign currency gains or losses when converting those liabilities into local currency. Our proportionate share of these liabilities was $1.0 billion at December 31, 1999. The equity income related to these investments is subject to fluctuations in the US Dollar/Brazilian Real exchange rate. (See ''MD&A—Operating Environment—International Operations.'')

We are subject to risk from changes in foreign exchange rates for our international operations which use a foreign currency as their functional currency and are translated to US Dollars. Such changes result in cumulative translation adjustments which are included in shareholders' equity. We have translation exposure to various foreign currencies with the most significant being the Brazilian Real and the German Mark. Operations in countries with hyperinflationary economies consider the US Dollar the functional currency and reflect translation gains and losses in the determination of net income.

Risk Sensitivity

Our use of derivative financial instruments is designed to mitigate foreign currency and interest rate risks, although to some extent they expose us to credit risks. The credit risks associated with these instruments are controlled through the evaluation and continual monitoring of the creditworthiness of the counterparties. In the event that a counterparty fails to meet the terms of a contract or agreement, our exposure is limited to the current value at that time of the currency rate or interest rate differential and not the full notional or contract amount. Such contracts and agreements have been executed with creditworthy financial institutions, and as such, we consider the risk of nonperformance to be remote.

The following table provides information, by maturity date, about our interest rate sensitive financial instruments, which consist of fixed and variable rate debt obligations. Fair values for the majority of our long-term debt obligations are based on quotes from dealers.

	2000	2001	2002	2003	2004	Thereafter	Total Recorded Amount	Fair Value
Debt:								
Fixed rate debt	$7,641	$ 203	$ 320	$ 646	$ 317	$7,086	$16,213	$15,463
Average interest rate	6.00%	8.49%	7.66%	6.51%	6.22%	6.71%		
Variable rate debt	$ 4	$ 236	$ 68	$ 115	$ 164	$ 4	$ 591	$ 591
Average interest rate	7.26%	7.62%	6.44%	6.43%	6.20%	6.92%		

Operating Environment and Trends of the Business

Regulatory Developments

Our future operations and financial results will be substantially influenced by developments in a number of federal and state regulatory proceedings. Adverse results in these proceedings could materially affect our revenues, expenses and ability to compete effectively against other telecommunications carriers.

Federal policies being implemented by the Federal Communications Commission (FCC) strongly favor access reform, whereby the historical subsidy for local service that is contained in network access charges paid by long distance carriers is eliminated. Unless compensatory changes are adopted, such as Universal Service Fund contribution mandates, our revenues from this source, which constituted approximately 6% of our revenues during 1999, are at risk. In addition, other aspects of access charge regulation and Universal Service Fund contribution requirements that are applicable to local service carriers such as BST are also under consideration and could result in greater expense levels or reduced revenues.

The FCC has considerable authority to establish pricing, interconnection and other policies that had once been considered within the exclusive jurisdiction of the state public service commissions. We expect the FCC to accelerate the growth of local service competition by aggressively utilizing such power.

We have petitioned the FCC for permission under the 1996 Act to offer full long distance services in South Carolina and Louisiana. The FCC has denied both petitions. We have been testing our operations support systems in Georgia and expect to file with the FCC during the second quarter of 2000. We do not know if the FCC will require further changes in our network interconnection elements and operating systems before it will approve such petitions. These changes could result in significant additional expenses and promote local service competition.

Our intrastate prices are regulated under price regulation plans provided by statute or approved by state public service commissions. Some plans are subject to periodic review and may require renewal. These commissions generally may require price reductions and other concessions from us as a condition to approving these plans.

BST is involved in numerous legal proceedings associated with state and federal regulatory matters, the disposition of which could materially impact its operating results and prospects. See Note O to the consolidated financial statements.

Competition

There are many competitive forces that impact our businesses. The 1996 Act removed the regulatory barriers to local service competition in the wireline market and required incumbent carriers such as us to open our networks to other carriers. In the wireless market, the auction of PCS licenses has created as many as six new wireless competitors in domestic markets in addition to resellers, and the deregulation of international communications markets has introduced new global competitors to nearly all of our international businesses.

We expect local service competition to steadily increase, particularly with respect to business customers. While competition for local service revenues could adversely affect our results of operations, opening of local markets can favorably impact qualification to offer in-region interLATA long distance wireline services.

The presence of multiple aggressive competitors in our domestic and international wireless markets makes it more difficult to attract new customers and retain existing ones. Furthermore, while we do not compete primarily on the basis of price, low prices offered by

competitors attempting to obtain market share have pressured us to reduce prices and develop pricing plans attractive to lower usage customers. These trends are expected to continue and could adversely affect our results of operations in the future.

We plan to compete through aggressive marketing, competitive pricing, bundled services and technical innovation. We will offer consumers a full range of services—local, long distance, Internet access, wireless and more—while remaining committed to our high level of customer service and value.

Technology

We are continually upgrading our networks with digital and optical technologies, making them capable of delivering a full complement of voice and data services. This modernization of the network is critical to our success in providing the data connectivity demanded by customers and to compete with fiber networks being constructed or currently utilized by start-ups and cable companies. This effort will require investment of significant amounts of capital in the future.

Digital wireless technology is rapidly evolving and the development of a common roaming platform for digital wireless technologies could result in more intense competition and have an adverse effect on our results of operations.

International Operations

Our reporting currency is the US Dollar. However, most of our revenues are generated in the currencies of the countries in which we operate. In addition, many of our operations and equity investees hold US Dollar-denominated short- and long-term debt. The currencies of many Latin American countries have experienced substantial volatility and depreciation in the past. Declines in the value of the local currencies in which we are paid relative to the US Dollar will cause revenues to decrease and dollar-denominated liabilities to increase. Where we consider it to be economically feasible, we attempt to limit our exposure to exchange rate fluctuations by using foreign currency forward exchange contracts or similar instruments as a vehicle for hedging; however, a substantial amount of our exposures are unhedged.

The impact of a devaluation or depreciating currency on an entity depends on the residual effect on the local economy and the ability of an entity to raise prices and/or reduce expenses. Our ability to raise prices is limited in many instances by government regulation of tariff rates. Due to our constantly changing currency exposure and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on our business.

Economic, social and political conditions in Latin America are volatile, which may impair our operations. This volatility could make it difficult for us to continue development of our business, generate revenues or achieve or sustain profitability. Historically, volatility has been primarily caused by: mismanagement of monetary, exchange rate and/or fiscal policies; currency devaluations; significant governmental influence over many aspects of local economies; political and economic instability; unexpected changes in regulatory requirements; social unrest or violence; slow or negative economic growth; imposition of trade barriers; and wage and price controls.

Most or all of these factors have occurred at various times in the last two decades in our core Latin American markets. We have no control over these matters. Economic conditions in Latin America are generally less attractive than those in the US. Recent projections indicate that some Latin American countries, including Brazil and Argentina, will experience stagnant or negative growth rates in terms of their per capita gross domestic product. Poor social, political and economic conditions may inhibit use of our services which may adversely impact our business.

We are currently considering issuing a separately traded stock that would track our Latin American operations.

Year 2000 Disclosure

In 1997, we initiated a company-wide program to ensure that our date-sensitive information, telephony and business systems, and other certain equipment would properly recognize the Year 2000 as a result of the century change on January 1, 2000. The program focused on the hardware, software, embedded chips, third-party vendors and suppliers as well as third-party networks that were associated with the identified systems. We substantially completed the program during third quarter 1999 and our systems did not experience any significant disruptions as a result of the century change. In total, we have spent approximately $240 in external costs on this program through December 31, 1999 and do not expect to incur any significant additional costs related to Year 2000 compliance subsequent to 1999.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities''. Among other

provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. This means that the standard must be adopted by us no later than January 1, 2001. We do not expect the adoption of this standard to have a material impact on results of operations, financial position or cash flows.

Cautionary Language Concerning Forward-Looking Statements

In addition to historical information, management's discussion and analysis contains forward-looking statements regarding events and financial trends that may affect our future operating results, financial position and cash flows. These statements are based on our assumptions and estimates and are subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

Factors that could affect future operating results, financial position and cash flows and could cause actual results to differ materially from those expressed in the forward-looking statements are:

- a change in economic conditions in domestic or international markets where we operate or have material investments which would affect demand for our services;
- the intensity of competitive activity and its resulting impact on pricing strategies and product offerings;
- protracted delay in our entry into the interLATA long distance market;
- higher than anticipated start-up costs or significant up-front investments associated with new business initiatives;
- unanticipated higher capital spending from, or delays in, the deployment of new technologies; and
- unsatisfactory results in regulatory actions including access reform, universal service, terms of interconnection, unbundled network elements and resale rates.

This list of cautionary statements is not exhaustive. These and other developments could cause our actual results to differ materially from those forecast or implied in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this filing. We have no obligation, and we do not intend, to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

REPORT OF MANAGEMENT

To the Shareholders of BellSouth Corporation:

These financial statements have been prepared in conformity with generally accepted accounting principles and have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report is contained herein.

The integrity and objectivity of the data in these financial statements, including estimates and judgments relating to matters not concluded by the end of the year, are the responsibility of the management of BellSouth. Management has also prepared all other information included therein unless indicated otherwise.

Management maintains a system of internal accounting controls which is continuously reviewed and evaluated. However, there are inherent limitations that should be recognized in considering the assurances provided by any system of internal accounting controls. The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed, in management's judgment, the benefits to be derived. Management believes that BellSouth's system does provide reasonable assurance that the transactions are executed in accordance with management's general or specific authorizations and are recorded properly to maintain accountability for assets and to permit the preparation of financial statements in conformity with generally accepted accounting principles. Management also believes that this system provides reasonable assurance that access to assets is permitted only in accordance with management's authorizations, that the recorded accountability for assets is compared with the existing assets at reasonable intervals and that appropriate action is taken with respect to any differences. Management also seeks to assure the objectivity and integrity of its financial data by the careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility and by communications programs aimed at assuring that its policies, standards and managerial authorities are understood throughout the organization. Management is also aware that changes in operating strategy and organizational structure can give rise to disruptions in internal controls. Special attention is given to controls while the changes are being implemented.

Management maintains a strong internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. In addition, as part of its audit of these financial statements, PricewaterhouseCoopers LLP completed a review of the accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied. Management has considered the internal auditor's and PricewaterhouseCoopers LLP's recommendations concerning the system of internal controls and has taken actions that it believes are cost-effective in the circumstances to respond appropriately to these recommendations. Management believes that the system of internal controls was adequate to accomplish the objectives discussed herein.

Management also recognizes its responsibility for fostering a strong ethical climate so that BellSouth's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is communicated to all employees through policies and guidelines addressing such issues as conflict of interest, safeguarding of BellSouth's real and intellectual properties, providing equal employment opportunities and ethical relations with customers, suppliers and governmental representatives. BellSouth maintains a program to assess compliance with these policies and our ethical standards through its Senior Vice President—Corporate Compliance and Corporate Secretary.

F. Duane Ackerman
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

Ronald M. Dykes
CHIEF FINANCIAL OFFICER

February 28, 2000

AUDIT COMMITTEE CHAIRMAN'S LETTER

The Audit Committee of the Board of Directors consists of four members who are neither officers nor employees of BellSouth Corporation. Information as to these persons, as well as their duties, is provided in the Proxy Statement. The Audit Committee met seven times during 1999 and reviewed with the Chief Corporate Auditor, PricewaterhouseCoopers LLP and management current audit activities, plans and the results of selected internal audits. The Audit Committee also reviewed the objectivity of the financial reporting process and the adequacy of internal controls. The Audit Committee recommended, subject to shareholder ratification, the appointment of the independent accountants and considered factors relating to their independence. In addition, the Audit Committee provided guidance in matters regarding ethical considerations and business conduct, reviewed the operations of political action committees and monitored compliance with laws and regulations. The Audit Committee met privately with the Chief Corporate Auditor and PricewaterhouseCoopers LLP on occasion to encourage confidential discussions as to any auditing matters.

Reuben V. Anderson
CHAIRMAN, AUDIT COMMITTEE

February 28, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders
BellSouth Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income present fairly, in all material respects, the financial position of BellSouth Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note A to the consolidated financial statements, in 1999 BellSouth Corporation adopted AICPA Statement of Position 98-1 and changed its method of accounting for internal-use software development costs.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 3, 2000 (except for Note R, as to which the date is February 24, 2000)

BELLSOUTH CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	For the years ended December 31,		
	1999	1998	1997
Operating Revenues:			
Wireline communications:			
Local service	$10,887	$10,033	$ 9,017
Network access	4,761	4,632	4,483
Long distance	608	713	734
Other wireline	1,198	1,023	944
Total wireline communications	17,454	16,401	15,178
Domestic wireless	3,191	2,723	2,581
International operations	2,289	1,995	948
Advertising and publishing	2,010	1,891	1,837
Other	280	113	17
Total Operating Revenues	25,224	23,123	20,561
Operating Expenses:			
Operational and support expenses	13,796	12,862	11,221
Depreciation and amortization	4,671	4,357	3,964
Provision for asset impairment	320	—	—
Total Operating Expenses	18,787	17,219	15,185
Operating Income	6,437	5,904	5,376
Interest Expense	1,030	837	761
Gain on Sale of Operations	55	335	787
Net Equity in Earnings (Losses) of Unconsolidated Businesses	(169)	92	(242)
Other Income, net	195	257	261
Income Before Income Taxes	5,488	5,751	5,421
Provision for Income Taxes	2,040	2,224	2,151
Income Before Extraordinary losses	3,448	3,527	3,270
Extraordinary loss on Early Extinguishment Of Debt, net of tax	—	—	(9)
Net Income	$ 3,448	$ 3,527	$ 3,261
Weighted-Average Common Shares Outstanding:			
Basic	1,898	1,970	1,984
Diluted	1,916	1,984	1,989
Earnings Per Share:			
Basic	$ 1.82	$ 1.79	$ 1.64
Diluted	$ 1.80	$ 1.78	$ 1.64
Dividends Declared Per Common Share	$ .76	$ .73	$ .72

The accompanying notes are an integral part of these consolidated financial statements.

BELLSOUTH CORPORATION
CONSOLIDATED BALANCE SHEETS

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	December 31, 1999	December 31, 1998
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,069	$ 3,003
Temporary cash investments	323	184
Accounts receivable, net of allowance for uncollectibles of $312 and $251	5,177	4,629
Material and supplies	451	431
Other current assets	367	459
Total Current Assets	7,387	8,706
Investments and Advances	6,097	2,861
Property, Plant and Equipment, net	24,631	23,940
Deferred Charges and Other Assets	1,564	1,028
Intangible Assets, net	3,774	2,875
Total Assets	$43,453	$39,410
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Debt maturing within one year	$ 7,653	$ 3,454
Accounts payable	1,961	2,219
Other current liabilities	3,781	3,477
Total Current Liabilities	13,395	9,150
Long-Term Debt	9,113	8,715
Noncurrent Liabilities:		
Deferred income taxes	2,705	2,512
Unamortized investment tax credits	126	167
Other noncurrent liabilities	3,299	2,756
Total Noncurrent Liabilities	6,130	5,435
Shareholders' Equity:		
Common stock, $1 par value (4,400 shares authorized; 1,883 and 1,950 shares outstanding)	2,020	2,020
Paid-in capital	6,771	6,766
Retained earnings	11,456	9,479
Accumulated other comprehensive income	(358)	(64)
Shares held in trust and treasury	(4,798)	(1,752)
Guarantee of ESOP debt	(276)	(339)
Total Shareholders' Equity	14,815	16,110
Total Liabilities and Shareholders' Equity	$43,453	$39,410

The accompanying notes are an integral part of these consolidated financial statements.

BELLSOUTH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)

	For the Years Ended December 31,		
	1999	1998	1997
Cash Flows from Operating Activities:			
Net income	$ 3,448	$ 3,527	$ 3,261
Adjustments to net income:			
Depreciation and amortization	4,671	4,357	3,964
Provision for asset impairment	320	—	—
Provision for uncollectibles	365	334	304
Pension income	(421)	(259)	(164)
Net equity in losses (earnings) of unconsolidated businesses	169	(92)	242
Dividends received from unconsolidated businesses	97	174	198
Minority interests in income of subsidiaries	57	33	34
Deferred income taxes and investment tax credits	(54)	304	243
Gain on sale of operations	(55)	(335)	(787)
Additional income from settlement of loans	—	(102)	—
Extraordinary loss on early extinguishment of debt	—	—	15
Net change in:			
Accounts receivable and other current assets	(860)	(458)	(742)
Accounts payable and other current liabilities	49	300	580
Deferred charges and other assets	(86)	1	(125)
Other liabilities and deferred credits	316	(58)	53
Other reconciling items, net	183	15	(37)
Net cash provided by operating activities	8,199	7,741	7,039
Cash Flows from Investing Activities:			
Capital expenditures	(6,200)	(5,212)	(4,858)
Investments in and advances to unconsolidated businesses	(3,799)	(637)	(1,083)
Purchases of licenses and other intangible assets	(240)	(559)	(328)
Proceeds from sale of operations	215	410	1,000
Purchases of short-term investments	(221)	(376)	(233)
Proceeds from disposition of short-term investments	59	210	267
Proceeds from repayment of loans and advances	83	432	59
Other investing activities, net	137	105	227
Net cash used for investing activities	(9,966)	(5,627)	(4,949)
Cash Flows from Financing Activities:			
Net borrowings (repayments) of short-term debt	4,070	(71)	879
Proceeds from long-term debt	522	1,752	645
Repayments of long-term debt	(217)	(782)	(692)
Dividends paid	(1,449)	(1,420)	(1,428)
Purchase of treasury shares	(3,120)	(1,261)	(157)
Other financing activities, net	27	101	55
Net cash used for financing activities	(167)	(1,681)	(698)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,934)	433	1,392
Cash and Cash Equivalents at Beginning of Period	3,003	2,570	1,178
Cash and Cash Equivalents at End of Period	$ 1,069	$ 3,003	$ 2,570

The accompanying notes are an integral part of these consolidated financial statements.

BELLSOUTH CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(IN MILLIONS)

	Number of Shares		Amount						
	Common Stock	Shares Held In Trust and Treasury (a)	Common Stock	Paid-in Capital	Retained Earnings	Accum. Other Compre-hensive Income	Shares Held In Trust and Treasury (a)	Guarantee of ESOP Debt	Total
Balance at December 31, 1996	**1,009**	**(18)**	**$1,009**	**$7,672**	**$ 5,541**	**$ 25**	**$ (532)**	**$(466)**	**$13,249**
Net income					3,261				3,261
Other comprehensive income, net of tax:									
Foreign currency translation adjustments						11			11
Total comprehensive income									3,272
Dividends declared					(1,428)				(1,428)
Share issuance for employee benefit plans		2		(25)			85		60
Share issuance by grantor trust	1	(1)	1	59			(60)		—
Acquisition–related transactions		2		8			89		97
Purchase of treasury stock		(3)					(157)		(157)
ESOP activities and related tax benefit					8			64	72
Balance at December 31, 1997	**1,010**	**(18)**	**$1,010**	**$7,714**	**$ 7,382**	**$ 36**	**$ (575)**	**$(402)**	**$15,165**
Two-for-one stock split (Note H)	1,010	(19)	1,010	(1,010)					—
Net income					3,527				3,527
Other comprehensive income, net of tax:									
Foreign currency translation adjustment						(100)			(100)
Total comprehensive income									3,427
Dividends declared					(1,435)				(1,435)
Share issuance for employee benefit plans		3		(36)	(2)		89		51
Acquisition–related transactions		1		92			33		125
Purchase of treasury stock		(36)					(1,261)		(1,261)
Purchase of stock by grantor trusts		(1)					(38)		(38)
Tax benefit related to stock options				6					6
ESOP activities and related tax benefit					7			63	70
Balance at December 31, 1998	**2,020**	**(70)**	**$2,020**	**$6,766**	**$ 9,479**	**$ (64)**	**$(1,752)**	**$(339)**	**$16,110**
Net income					3,448				3,448
Other comprehensive income, net of tax:									
Foreign currency translation adjustment						(134)			(134)
Net unrealized losses on securities						(115)			(115)
Minimum pension liability adjustment						(45)			(45)
Total comprehensive income									3,154
Dividends declared					(1,436)				(1,436)
Share issuances for employee benefit plans		2			(45)		77		32
Purchase of treasury stock		(70)					(3,120)		(3,120)
Purchase of stock by grantor trust							(3)		(3)
Tax benefit related to stock options				5					5
ESOP activities and related tax benefit					10			63	73
Balance at December 31, 1999	**2,020**	**(138)**	**$2,020**	**$6,771**	**$11,456**	**$(358)**	**$(4,798)**	**$(276)**	**$14,815**

(a) Trust and treasury shares are not considered to be outstanding for financial reporting purposes. As of December 31, 1999, there were approximately 36 shares held in trust and 102 shares held in treasury.

The accompanying notes are an integral part of these consolidated financial statements.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE A—ACCOUNTING POLICIES

In this report, BellSouth Corporation and it subsidiaries are referred to as ''we'' or ''BellSouth''.

ORGANIZATION

We are an international telecommunications company headquartered in Atlanta, Georgia. For management purposes, our operations are organized into four reportable segments: wireline communications; domestic wireless; international operations; advertising and publishing; and an ''other'' segment.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of BellSouth and subsidiaries in which we have a controlling financial interest. Investments in businesses which we do not control, but have the ability to exercise significant influence over operations and financial policies, are accounted for using the equity method. We report our results on a calendar-year basis, except for our domestic wireless and international operations which we report on a one-month lag basis. All significant intercompany transactions and accounts have been eliminated. Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current year's presentation.

USE OF ESTIMATES

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Such financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the amounts of revenues and expenses. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments with an original maturity of over three months to one year are not considered cash equivalents and are included as temporary cash investments in the consolidated balance sheets. Interest income on cash equivalents, temporary cash investments and other interest-bearing instruments was $144 for 1999, $313 for 1998 and $193 for 1997.

MATERIAL AND SUPPLIES

New and reusable material is carried in inventory, principally at average original cost, except that specific costs are used in the case of large individual items. Nonreusable material is carried at estimated salvage value.

PROPERTY, PLANT AND EQUIPMENT

The investment in property, plant and equipment is stated at original cost. For plant dedicated to providing regulated telecommunications services, depreciation is based on the composite group remaining life method of depreciation and straight-line composite rates determined on the basis of equal life groups of certain categories of telephone plant acquired in a given year. When depreciable telephone plant is disposed of, the original cost less net salvage value is charged to accumulated depreciation. The cost of other property, plant and equipment is depreciated using either straight-line or accelerated methods over the estimated useful lives of the assets. Gains or losses on disposal of other depreciable property, plant and equipment are recognized in the year of disposition as an element of other income, net.

INTANGIBLE ASSETS

Intangible assets consist primarily of the excess consideration paid over the fair value of net tangible assets acquired in business combinations, and include amounts allocated to acquired licenses and customer lists. These assets are being amortized using the straight-line and accelerated methods over periods of benefit that do not exceed 40 years. Intangible assets also include amounts capitalized for computer software costs, which are amortized over periods of benefit of 3 to 5 years.

The carrying value of intangible assets is periodically reviewed to determine whether such intangibles are fully recoverable from projected net cash flows of the related business unit. Amortization of such intangibles was $273 for 1999, $135 for 1998 and $58 for 1997. Accumulated amortization of intangibles was $740 at December 31, 1999 and $462 at December 31, 1998.

FOREIGN CURRENCY

Assets and liabilities of foreign subsidiaries and equity investees with a functional currency other than US Dollars are translated into US Dollars at exchange rates in effect at the end of the reporting period. Foreign entity revenues and expenses are translated into US Dollars at the average rates that prevailed during the period. The resulting net translation gains and losses are reported as foreign currency translation

NOTE A—ACCOUNTING POLICIES (Continued)

adjustments in shareholders' equity as a component of other accumulated comprehensive income. Operations in countries with hyperinflationary economies consider the US Dollar the functional currency.

Exchange gains and losses on transactions and equity investments denominated in a currency other than their functional currency are generally included in results of operations as incurred unless the transactions are hedged (see ''Derivative Financial Instruments'' below).

DERIVATIVE FINANCIAL INSTRUMENTS

We generally enter into derivative financial instruments only for hedging purposes. Deferral accounting is applied when the derivative reduces the risk of the underlying hedged item effectively as a result of high inverse correlation with the value of the underlying exposure. If a derivative instrument either initially fails or later ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognized currently in income.

REVENUE RECOGNITION

Revenues are recognized when earned. Certain revenues derived from local telephone and wireless services are billed monthly in advance and are recognized the following month when services are provided. Print advertising and publishing revenues and related directory costs are recognized upon publication of directories. Revenues derived from other telecommunications services, principally network access, long distance and wireless airtime usage, are recognized monthly as services are provided. Allowances for uncollectible billed services are adjusted monthly. The provision for such uncollectible accounts was $365 for 1999, $334 for 1998 and $304 for 1997.

MAINTENANCE AND REPAIRS

The cost of maintenance and repairs of plant, including the cost of replacing minor items not resulting in substantial betterments, is charged to operating expenses.

ADVERTISING

We expense advertising costs as they are incurred. Our total advertising expense was $539 for 1999, $509 for 1998 and $395 for 1997.

INCOME TAXES

The consolidated balance sheets reflect deferred tax balances associated with the anticipated tax impact of future income or deductions implicit in the consolidated balance sheets in the form of temporary differences. Temporary differences primarily result from the use of accelerated methods and shorter lives in computing depreciation for tax purposes.

For financial reporting purposes, we are amortizing deferred investment tax credits earned prior to the 1986 repeal of the investment tax credit and also some transitional credits earned after the repeal. The credits are being amortized as a reduction to the provision for income taxes over the estimated useful lives of the assets to which the credits relate.

EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted-average number of common shares outstanding during each year. Diluted earnings per share is based on the weighted-average number of common shares outstanding plus net incremental shares arising out of employee stock options and benefit plans. The following is a reconciliation of the weighted-average share amounts (in millions) used in calculating earnings per share:

	1999	1998	1997
Basic common shares outstanding	1,898	1,970	1,984
Incremental shares from stock options	18	14	5
Diluted common shares outstanding	1,916	1,984	1,989

The earnings amounts used for per-share calculations are the same for both the basic and diluted methods.

ADOPTION OF NEW ACCOUNTING STANDARD

In the first quarter of 1999, we adopted a new accounting standard (SOP 98-1) related to the capitalization of certain costs for internal-use software development. Adoption of the new standard caused an increase in earnings as a result of the capitalization of costs that had previously been expensed. The impacts on income before income taxes, net income and earnings per share were as follows:

	1999
Income before income taxes	$452
Net income	$285
Earnings per share	$ .15

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE A—ACCOUNTING POLICIES (Continued)

The adoption also changed the classification of these expenditures in the consolidated statements of cash flows from operating to investing activities.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities''. Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. This means that the standard must be adopted by us no later than January 1, 2001. We do not expect the adoption of this standard will have a material impact on results of operations, financial position or cash flows.

NOTE B—PARTNERSHIPS, ACQUISITIONS AND DIVESTITURES

We have completed various transactions to further our strategy of expanding our core operations and divested of interests that no longer meet our strategic objectives. A summary of significant transactions follows:

DOMESTIC WIRELESS

Our domestic wireless equity method investments consist primarily of noncontrolling interests in partnerships serving the Los Angeles and Houston/Galveston Metropolitan Service Areas. In 1998, we contributed our interests in these partnerships into a new joint venture with AT&T. AT&T contributed its ownership interests and $1,000 into the joint venture. Our ownership shares changed from 60.0% to 44.4% for Los Angeles, from 43.6% to 44.4% for Houston and from 36.6% to 38.8% for Galveston. As a result of the reorganization, our proportionate share of the net assets of the new venture exceeded our aggregate book investment balance. The related excess totaled $408 at December 31, 1999 and $422 at December 31, 1998, and is being amortized into income using the straight-line method over a period of approximately 30 years.

INTERNATIONAL OPERATIONS

1999

We invested $20 in a venture in Guatemala that won rights to three PCS licenses which cover a substantial portion of the country.

We also raised our ownership interest in our Peruvian communications company through a series of transactions totalling $238, increasing our ownership from 59% to 97%.

1998

We purchased additional ownership interests in existing wireless operations in Venezuela, Brazil and Ecuador for approximately $536.

1997

In early 1997, we acquired a 59% interest in Tele2000, a Peruvian communications company, for approximately $136 in cash. We also acquired a 61% stake in one of two nationwide wireless telephone companies in Ecuador for $155 in cash. We invested approximately $600 for noncontrolling stakes in two Brazilian ventures that won licenses to provide cellular services in São Paulo and six northeastern Brazilian states.

In September 1997, we acquired an additional 7% interest and gained a controlling seat on the Board of Directors of our wireless operation in Venezuela. Accordingly, we began consolidating the operating results and cash flows after the step acquisition.

In all transactions, the excess of the respective purchase price over the net book value of the assets acquired was allocated to customer lists, wireless licenses or goodwill. The excess consideration paid over net assets acquired, along with other intangible assets, is being amortized using either straight-line or accelerated methods over periods of benefit, which do not exceed 40 years.

ADVERTISING AND PUBLISHING

During 1999, we acquired a non-controlling 40% interest in OESP Midia, a directory publishing business in Brazil for approximately $23. This investment is accounted for using the equity method. In addition, we acquired 100% of Listel, a directory publishing business in Brazil, for total consideration of

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE B—PARTNERSHIPS, ACQUISITIONS AND DIVESTITURES (Continued)

approximately $115. This business is accounted for using the consolidation method.

For both transactions, the excess of the respective purchase price over the net book value of the assets acquired was assigned to goodwill, and is being amortized over 15 years using the straight-line method.

WIRELESS DATA

Prior to 1998, we were partners with RAM Broadcasting Corporation (RAM) in an entity that owned and operated wireless data communications networks in the US, the UK and various other countries. During 1998, we purchased the issued and outstanding stock of RAM. As a result of the transaction, we hold a 90% interest in the US operations and a 100% interest in the UK operations. Accordingly, these operations were consolidated at December 31, 1998.

DIVESTITURES

1999

We sold our 100% interest in Honolulu Cellular to AT&T for total proceeds of $194. The pretax gain on the sale was $39 ($23 after tax).

We sold our 100% interest in a wireless property located in Dothan, Alabama for total proceeds of $21. The pretax gain on the sale was $16 ($10 after tax).

1998

We sold our 65% ownership interest in BellSouth New Zealand to Vodafone Group Plc for total proceeds of $254. The pretax gain on the sale was $180 ($110 after tax).

1997

We sold a 24.5% interest in Optus Communications to Cable and Wireless, a UK telecommunications company. The pretax gain on the sale was $578 ($352 after tax).

We sold a 20% interest in ITT World Directories (ITTWD) to ITT Corporation (ITT) for total proceeds of $265. The pretax gain on such sale was $209 ($128 after tax). The sale agreement contained certain provisions that called for additional sales proceeds to be paid to us in the event that ITT subsequently resold ITTWD above a certain price. As a result of ITT's subsequent sale of ITTWD, we received additional proceeds that resulted in a pretax gain of $155 ($96 after tax) in the first quarter of 1998.

We sold our 14.3% interest in Bell Communications Research, Inc. (Bellcore) for total proceeds of $65. The pretax gain on the sale, included as a component of other income, net, was $38 ($23 after tax).

NOTE C—INVESTMENTS AND ADVANCES

We hold investments in various domestic and international partnerships and ventures which are accounted for under the equity method. We also hold investments in equity securities which are accounted for under the cost method. Investments and advances at December 31 consists of the following:

	1999	1998
Investments accounted for under the equity method	$1,938	$2,148
Investments accounted for under the cost method	3,469	7
Advances to and notes receivable from affiliates	690	706
Investments and Advances	$6,097	$2,861

EQUITY METHOD INVESTMENTS

Ownership in equity investments at December 31 is as follows:

	1999	1998
AB Cellular (US)(1)	44.4%	44.4%
Abiatar (Uruguay)	46.0%	46.0%
BellSouth Guatemala(2)	60.0%	—
BellSouth Nicaragua(3)	49.0%	49.0%
BellSouth Panama	43.7%	42.0%
BCP—São Paulo (Brazil)	44.5%	44.5%
BSE—Northeast (Brazil)	46.8%	46.8%
Cellcom (Israel)	34.8%	34.8%
E-Plus (Germany)	22.5%	22.5%
OESP Midia	40.0%	—
Sonofon (Denmark)	46.5%	46.5%
Skycell (India)	24.5%	24.5%

(1) AB Cellular consists of our interest in a joint venture that owns and controls cellular partnerships serving the Los Angeles, Houston and Galveston metropolitan service areas. We share voting control of AB Cellular with AT&T wireless.

(2) This investment is accounted for under the equity method due to the existence of significant minority rights that limit our ability to exercise unilateral control over the operation.

(3) We have an option to purchase an additional 40% subject to foreign ownership rules.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE C—INVESTMENTS AND ADVANCES (Continued)

SUMMARY FINANCIAL INFORMATION OF EQUITY INVESTEES

A summary of combined financial information as reported by our equity investees is set forth below:

	1999	1998
Balance Sheet Information:		
Current assets	$2,619	$1,355
Noncurrent assets	8,595	7,004
Current liabilities	1,505	1,424
Noncurrent liabilities	6,130	6,009

	1999	1998	1997
Income Statement Information:			
Revenues	$5,398	$3,786	$2,734
Operating Income	450	165	6
Net Loss	(767)	(116)	(321)

Brazil Devaluation

In mid January 1999, the Brazilian Government changed its foreign exchange policy, extinguishing the exchange band through which it had managed the range of the fluctuation of the Real in relation to the US Dollar, allowing the market to freely determine the exchange rate. As a consequence of this change, the Real devalued significantly in relation to the US Dollar in early 1999. The devaluation and subsequent fluctuations in the exchange rate resulted in our Brazilian wireless properties recording net currency losses related to their net US Dollar-denominated liabilities. Our share of the foreign currency losses was $308 for 1999.

COST METHOD INVESTMENTS

We have investments in marketable securities, primarily common stocks, which are accounted for under the cost method. These investments are comprised primarily of a 10% equity interest in Qwest Communications International Inc. and are classified as available-for-sale under SFAS 115. Under SFAS 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) recorded in accumulated other comprehensive income (loss) in our statement of changes in shareholders' equity and comprehensive income. The fair values of our investments in marketable securities are determined based on market quotations. The table below shows certain summarized information related to these investments at December 31, 1999:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment in Qwest	$3,500	$ —	$318	$3,182
Other investments	157	130	—	287
Total	$3,657	$130	$318	$3,469

We held no significant investments in marketable securities at December 31, 1998.

ADVANCES AND NOTES RECEIVABLE

In addition to our equity investments, we have made advances to our partnerships in Brazil and Israel. These advances bear interest varying at rates based on LIBOR, mature between 2004 and 2006, and totaled $433 at December 31, 1999 and $437 at December 31, 1998.

We have noncontrolling financial interests ranging from 70% to 80% in the CSL Ventures and 1155 Peachtree Associates real estate partnerships. We have notes receivable from and advances to these partnerships totaling $161 at December 31, 1999 and 1998. The notes bear interest at rates ranging from 6.31% to 7.88% while the advances bear interest at the federal funds rate plus .30%. Principal amounts outstanding at December 31, 1999 are due and payable to us between November 14, 2001 and January 15, 2038. The instruments require periodic payments of interest and are collateralized by various real estate holdings.

From 1993 to 1998, we had a credit agreement with Prime South Diversified, Inc. (Prime) to provide up to $250 in financing. During 1998, Prime sold certain investments which collateralized the loan. As specified in the loan agreement, we were repaid the full principal balance as well as amounts for contingent interest, prepayment penalties and regular interest. As a result, in 1998, we recorded additional income of $102 ($62 after tax) for the amount related to the proceeds from contingent interest and prepayment penalties.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE D—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Estimated Depreciable Lives (In Years)	1999	1998
Outside plant	12—20	$23,325	$22,496
Central office equipment	8—10	21,302	20,056
Operating and other equipment	5—15	6,676	6,262
Building and building improvements	25—45	4,866	4,485
Furniture and fixtures	10—15	2,995	3,089
Station equipment	6	606	563
Land	—	226	207
Plant under construction	—	1,013	816
		61,009	57,974
Less: Accumulated depreciation		36,378	34,034
Property, Plant and Equipment, net		$24,631	$23,940

ASSET IMPAIRMENT LOSS

In June 1999, we executed a contract with Ericsson to replace infrastructure equipment, including switches, base stations and software, in 14 wireless markets in the southeastern United States. The new equipment is intended to improve network performance and to lay the foundation for migration of the network to Third Generation wireless (3G) and wireless Internet. We expect the conversion to be substantially completed by December 2000.

The planned disposals of the existing infrastructure equipment require an evaluation of asset impairment in accordance with SFAS 121. As a result, a non-cash charge of $320 ($187 after tax) was recorded in the second quarter of 1999 to write these assets down to their fair market value, which was estimated by discounting the expected future cash flows of these assets through the date of disposal. We will continue to use the assets until the conversion process has been completed and depreciate the remaining net book value over this period.

NOTE E—OTHER CURRENT LIABILITIES

Other current liabilities are summarized as follows at December 31:

	1999	1998
Advanced billing and customer deposits	$ 944	$ 754
Taxes accrued	772	645
Salaries and wages payable	383	351
Interest and rents accrued	379	340
Dividends payable	364	379
Compensated absences	263	254
Deferred taxes	193	207
Other	483	547
Other Current Liabilities	$3,781	$3,477

NOTE F—DEBT

DEBT MATURING WITHIN ONE YEAR

Debt maturing within one year is summarized as follows at December 31:

	1999	1998
Short-term notes payable:		
Bank loans	$ 258	$ 765
Commercial paper	6,896	2,378
Current maturities of long-term debt	499	311
Debt maturing within one year	$7,653	$3,454
Weighted-average interest rate at end of period:		
Bank loans	7.41%	7.85%
Commercial Paper	5.90%	5.30%

We have committed credit lines aggregating $3,141 with various banks. Borrowings under the committed credit lines totaled $587 at December 31, 1999 and $634 at December 31, 1998. We also maintain uncommitted lines of credit aggregating $580. Borrowings under the uncommitted lines of credit totaled $149 at December 31, 1999 and $45 at December 31, 1998. There are no significant commitment fees or requirements for compensating balances associated with any lines of credit.

LONG-TERM DEBT

Long-term debt, summarized below, consists primarily of debentures and notes issued by BellSouth Telecommunications (BST). Debt issued by BellSouth Capital Funding Corporation (Capital Funding) is used to finance the businesses of BellSouth Enterprises and the unregulated subsidiaries of BST. We have guaranteed Capital Funding's debt securities. Interest

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE F—DEBT (Continued)

rates and maturities in the table below are for the amounts outstanding at December 31:

		1999	1998
BellSouth Telecommunications, Inc.			
4.38%—6%	2000—2045	$1,495	$1,495
6.13%—7%	2000—2033	3,207	3,219
7.5%—8.25%	2032—2035	1,150	1,150
6.65%—7%	2095	665	654
		6,517	6,518
BellSouth Capital Funding Corporation			
5.38%—7.38%	2002—2039	1,317	969
7.12%	2097	500	500
Guarantee of ESOP debt			
9.13%—9.19%		391	467
Other		933	602
Unamortized discount, net of premium		(46)	(30)
		9,612	9,026
Current maturities		(499)	(311)
Long-term debt		$9,113	$8,715

Maturities of long-term debt outstanding (principal amounts) at December 31, 1999 are summarized below. Maturities after the year 2004 include $500 principal amount of 6.65% Debentures due in 2095. At December 31, 1999, such debentures had an accreted book value of $165.

Maturities	
2000	$ 499
2001	439
2002	388
2003	761
2004	481
Thereafter	7,425
Total	$9,993

In 1998, BST issued $500 of 6% Reset Put Securities (REPS) due June 15, 2012. REPS are a debt instrument with embedded put and call option features. The REPS are subject to mandatory redemption from the existing holders on June 15, 2002 through either (i) the exercise by the callholder of its right to purchase the REPS or (ii) the repurchase of the REPS by BST. If the call option is exercised, the callholder will, based on BST's then current credit spreads, determine the interest to be paid on the REPS.

At December 31, 1999, we had shelf registration statements on file with the Securities and Exchange Commission under which $4.7 billion of debt securities could be publicly offered.

NOTE G—OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities are summarized as follows at December 31:

	1999	1998
Deferred credits	$ 798	$ 151
Postretirement benefits other than pensions (Note I)	697	792
Compensation related	625	544
Minority interests	391	451
Accrued pension cost (Note I)	296	470
Postemployment benefits	286	243
Other	206	105
Other noncurrent liabilities	$3,299	$2,756

Deferred credits are primarily comprised of deferred rental revenue generated by the sublease of our wireless communications towers. For more information, see Note P.

NOTE H—SHAREHOLDERS' EQUITY

STOCK SPLIT

In November 1998, our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. Each shareholder of record as of December 3, 1998 received on December 24, 1998 one additional share of common stock for each share owned as of the record date. As a result of the split, 1,010,156,851 shares were issued and $1,010 was transferred from paid-in capital to common stock. Also in November 1998, our Board of Directors approved an increase in the number of authorized shares of common stock to 4,400,000,000 from 2,200,000,000. Amounts related to common shares for all periods presented have been restated to reflect the stock split.

PREFERRED STOCK AUTHORIZED

Our articles of incorporation authorize 100 million shares of cumulative first preferred stock having a par value of $1 per share, of which 30 million shares have been reserved and designated series B for possible issuance under a shareholder rights plan. As of December 31, 1999, no preferred shares had been issued. The series A first preferred stock was created

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE H—SHAREHOLDERS' EQUITY (Continued)

for a previous shareholder rights plan which has expired.

SHAREHOLDER RIGHTS PLAN

In 1999, we adopted a shareholder rights plan by declaring a dividend of one right for each share of common stock then outstanding and to be issued thereafter. Each right entitles shareholders to buy one one-thousandth of a share of series B first preferred stock for $200.00 per share. The rights may be exercised only if a person or group acquires 10% of the common stock of BellSouth without the prior approval of the Board of Directors or announces a tender or exchange offer that would result in ownership of 10% or more of the common stock. If a person or group acquires 10% of BellSouth's stock without prior Board approval, other shareholders are then allowed to purchase BellSouth common stock (or units of preferred stock with the same voting and economic characteristics) at half price. The rights currently trade with BellSouth common stock and may be redeemed by the Board of Directors for one cent per right until they become exercisable, and thereafter under certain circumstances. The rights expire in December 2009.

SHARES HELD IN TRUST AND TREASURY

During 1996 and 1997, we issued shares to grantor trusts to provide partial funding for the benefits payable under certain nonqualified benefit plans. The trusts are irrevocable, and assets contributed to the trusts can only be used to pay such benefits with certain exceptions. At December 31, 1999 and 1998, the assets held in the trusts consist of cash and 35.7 million and 35.6 million shares of BellSouth common stock. Of the total shares of BellSouth common stock held by the trusts, 31.9 million were issued directly from us to the trusts out of previously unissued shares and 3.8 million shares were acquired in open market transactions through use of the trusts' funds.

The total cost of the shares issued by us as of the date of funding the trusts is included in common stock and paid-in capital; however, because these shares are not considered outstanding for financial reporting purposes, the shares are included within shares held in trust and treasury, a reduction to shareholders' equity. In addition, there is no earnings per share impact of these shares. The cost of shares acquired in open market purchases by the trusts are also included in shares held in trust and treasury.

In addition to shares held by the grantor trusts, shares held in trust and treasury includes treasury shares purchased in connection with our announced plan to repurchase shares of our common stock. In 1999 and 1998, we purchased 69.7 million and 36.2 million shares for an aggregate of $3,120 and $1,261. A total of 1.9 million and 4.3 million shares were reissued under various employee benefit plans and for other purposes. We completed the share repurchase program during May 1999.

Shares held in trust and treasury, at cost, as of December 31, 1999 and 1998 are comprised of the following:

	1999	
	Shares	Amount
Shares held by grantor trusts	35,653,926	$ 560
Shares held in treasury	102,113,220	4,238
Shares held in trust and treasury	137,767,146	$4,798

	1998	
	Shares	Amount
Shares held by grantor trusts	35,578,926	$ 557
Shares held in treasury	34,316,794	1,195
Shares held in trust and treasury	69,895,720	$1,752

GUARANTEE OF ESOP DEBT

The amount equivalent to the guarantee of the amortizing notes issued by our ESOP trusts is presented as a reduction to shareholders' equity. The amount recorded as a decrease in shareholders' equity represents the cost of unallocated BellSouth common stock purchased with the proceeds of the amortizing notes and the timing difference resulting from the shares allocated accounting method. (See Note I.)

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE I—EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Substantially all of our nonrepresented and represented employees are covered by noncontributory defined benefit pension plans, as well as postretirement health and life insurance welfare plans. Principal plans are discussed below; other plans are not significant individually or in the aggregate.

The pension plan covering nonrepresented employees is a cash balance plan, which provides pension benefits determined by a combination of compensation-based service and additional credits and individual account-based interest credits. The cash balance plan is subject to a minimum benefit determined under a plan in existence for nonrepresented employees prior to July 1, 1993 which provided benefits based upon credited service and employees' average compensation for a specified period. The minimum benefit under the prior plan is generally applicable to employees who are eligible to retire before January 1, 2006. The 1999 and 1998 projected benefit obligations assume interest and additional credits greater than the minimum levels specified in the written plan. Pension benefits provided for represented employees are based on specified benefit amounts and years of service through 1998. During 1998, we established a cash balance plan for represented employees based upon an initial cash balance amount, negotiated pension band increases and interest credits effective January 1, 1999. The cash balance plan is subject to a minimum benefit determined under a plan in existence for represented employees who were participants prior to January 1, 1999 and who are eligible to retire. The 1999 and 1998 represented pension obligations include the projected effect of future bargained-for improvements. The accounting for the represented health care plan does not anticipate future adjustments to the cost-sharing arrangements provided for in the written plan for employees who retire after December 31, 1991. The accounting for the nonrepresented health care plan anticipates certain cost-sharing adjustments for employees who retire after December 31, 1991. The adjustments consider past practice but are not provided for in the written plan.

The following tables summarize benefit costs, as well as the assumptions, the benefit obligations, changes in plan assets and funded status at or for the year ended December 31:

Pension Benefits

	1999	1998	1997
Components of net pension income:			
Service cost	$ 185	$ 273	$ 247
Interest cost	911	841	818
Expected return on plan assets	(1,449)	(1,209)	(1,101)
Amortization of prior service cost	40	(40)	(3)
Amortization of actuarial gain	(87)	(103)	(104)
Amortization of transition asset	(21)	(21)	(21)
Net pension income	$ (421)	$ (259)	$ (164)
Weighted-average assumptions as of December 31:			
Discount rate	7.75%	6.75%	7.00%
Expected return on plan assets	9.00%	8.25%	8.25%
Rate of compensation increase	4.80%	5.10%	5.00%

	1999	1998
Change in benefit obligation:		
Benefit obligation at the beginning of the year	$13,504	$12,335
Service cost	185	273
Interest cost	911	841
Amendments	(13)	670
Actuarial (gain) or loss	(735)	319
Benefits and lump sums paid	(892)	(932)
Curtailments	—	(4)
Special termination benefits	—	2
Benefit obligation at the end of the year	$12,960	$13,504
Change in plan assets:		
Fair value of plan assets at beginning of year	$17,983	$17,313
Actual return on plan assets	3,472	1,602
Benefits and lump sums paid	(892)	(932)
Fair value of plan assets at end of year	$20,563	$17,983
Funded status:		
As of end of year	$ 7,603	$ 4,479
Unrecognized prior service cost	326	380
Unrecognized net (gain) or loss	(7,383)	(4,714)
Unrecognized net (asset) or obligation	(68)	(89)
Prepaid or (accrued) benefit cost	$ 478	$ 56

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE I—EMPLOYEE BENEFIT PLANS (Continued)

Retiree Health and Life

	1999	1998	1997
Components of net postretirement benefit cost:			
Service cost	$ 45	$ 34	$ 37
Interest cost	273	263	263
Expected return on plan assets	(207)	(167)	(149)
Amortization of prior service cost	52	35	34
Amortization of actuarial (gain)/loss	2	(4)	(2)
Amortization of transition obligation	82	82	83
Net postretirement benefit cost	$ 247	$ 243	$ 266
Weighted-average assumptions as of December 31:			
Discount rate	7.75%	6.75%	7.00%
Expected return on plan assets	8.00%	7.75%	7.75%
Rate of compensation increase	4.80%	5.10%	5.00%
Health care cost trend rate	8.00%	8.50%	8.00%

	1999	1998
Change in benefit obligation:		
Benefit obligation at the beginning of the year	$ 4,690	$ 3,879
Service cost	45	34
Interest cost	273	263
Amendments	195	110
Actuarial (gain) or loss	1	651
Benefits and lump sums paid	(271)	(247)
Benefit obligation at the end of the year	$ 4,933	$ 4,690
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 2,845	$ 2,597
Actual return on plan assets	478	224
Employer contribution	357	262
Plan participants' contributions	11	9
Benefits and lump sums paid	(270)	(247)
Fair value of plan assets at end of year	$ 3,421	$ 2,845
Funded status:		
As of end of year	$(1,512)	$(1,845)
Unrecognized prior service cost	305	162
Unrecognized net (gain) or loss	(44)	243
Unrecognized net (asset) or obligation	658	740
Prepaid or (accrued) benefit cost	$ (593)	$ (700)

The health care cost trend rate used to value the accumulated postretirement obligation in 1999 and 1998 is assumed to decrease to 6% by 2003. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 1999:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 25	$ (20)
Effect on postretirement benefit obligation	$369	$(307)

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits		Retiree Health and Life	
	1999	1998	1999	1998
Prepaid benefit cost	$774	$526	$104	$ 92
Accrued benefit liability	(296)	(470)	(697)	(792)

Effective December 31, 1997, the nonrepresented cash balance plans were recombined from six into one cash balance plan. Although only one nonrepresented cash balance plan exists, separate demographic pools are maintained to generate pension income based upon specific company information. The change in net pension income and net postretirement benefit cost is affected by several variables, including changes in actuarial assumptions such as discount rate, return on plan assets and plan amendments. The consolidated net pension income and postretirement benefit cost amounts above are exclusive of curtailment effects reflected in the work force reduction activity and do not reflect pension curtailment gains in the amount of $9 and $36 in 1998 and 1997.

We also maintain a nonqualified supplemental retirement plan for certain employees. The unfunded accumulated benefit obligations were $279 and $278 at December 31, 1999 and 1998. An intangible asset of $27 and $46 was recognized pursuant to paragraph 37 of SFAS 87, as was accumulated other comprehensive income, net of deferred taxes, of $45 and $0 at December 31, 1999 and 1998. The net cost associated with this plan was $38 in 1999, $39 in 1998 and $24 in 1997.

DEFINED CONTRIBUTION PLANS

We maintain several contributory savings plans which cover substantially all employees. The BellSouth Retirement Savings Plan and the BellSouth Savings and Security Plan (collectively, the Savings Plans) are tax-qualified defined contribution plans. Assets of the plans are held by two trusts (the Trusts) which, in turn, are part of the BellSouth Master Savings Trust.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE I—EMPLOYEE BENEFIT PLANS (Continued)

In 1990, a leveraged Employee Stock Ownership Plan (ESOP) was incorporated into the Savings Plans. The Trusts borrowed $850 by issuing amortizing notes which are guaranteed by BellSouth. The Trusts used the loan proceeds to purchase shares of BellSouth common stock in the open market. These shares are held in suspense accounts in the Trusts; a scheduled number of shares is released for allocation to participants as each semiannual loan payment is made. The Trusts service the debt with contributions from us and with dividends paid on the shares held by the Trusts. None of the shares held by the Trusts is subject to repurchase.

A portion of employees' eligible contributions to the Savings Plans is matched by us at rates determined annually by the Board of Directors. Our matching obligation is fulfilled with shares released from the suspense accounts semi-annually for allocation to participants. The number of shares allocated to each participant's account is based on the market price of the shares at the time of allocation. If shares released for allocation do not fulfill our matching obligation, we make further contributions to the Trusts to fund the purchase of additional shares in the open market to fulfill the remaining obligation.

We recognize expense using the shares allocated accounting method, which combines the cost of the shares allocated for the period plus interest incurred, reduced by the dividends used to service the ESOP debt. Dividends on all ESOP shares are recorded as a reduction to retained earnings, and all ESOP shares are included in the computation of earnings per share.

	1999	1998	1997
Compensation cost	$ 31	$ 46	$ 76
Interest expense	$ 24	$ 28	$ 31
Actual interest on ESOP Notes	$ 37	$ 44	$ 50
Cash contributions, excluding dividends paid to the trusts	$ 73	$ 80	$ 90
Dividends paid to the trusts, used for debt service	$ 43	$ 42	$ 43
Shares allocated to participants (millions)	43.3	38.3	33.4
Shares unallocated (millions)	20.3	25.2	30.1

NOTE J—STOCK COMPENSATION PLANS

At December 31, 1999, we have stock options outstanding under several stock-based compensation plans. The BellSouth Corporation Stock Plan (the Stock Plan) provides for grants to key employees of stock options and various other stock-based awards. One share of BellSouth common stock is the underlying security for any award. The aggregate number of shares of BellSouth common stock which may be granted under the Stock Plan in any calendar year cannot exceed one percent of the shares outstanding at the time of grant. Prior to adoption of the Stock Plan, stock options were granted under the BellSouth Corporation Stock Option Plan. Stock options granted under both plans entitle an optionee to purchase shares of BellSouth common stock within prescribed periods at a price either equal to, or in excess of, the fair market value on the date of grant. Options granted under these plans generally become exercisable at the end of three to five years and have a term of 10 years.

We apply APB Opinion 25 and related Interpretations in accounting for our stock plans. Accordingly, no compensation cost has been recognized for grants of stock options. Had compensation cost for our stock-based compensation plans been determined in accordance with the provisions of SFAS No. 123, ''Accounting for Stock-Based Compensation,'' our net income and earnings per share would have been changed to the pro forma amounts indicated below:

	1999	1998	1997
Net income—as reported	$3,448	$3,527	$3,261
Net income—pro forma	$3,379	$3,488	$3,242
Basic earnings per share—as reported	$ 1.82	$ 1.79	$ 1.64
Basic earnings per share—pro forma	$ 1.78	$ 1.77	$ 1.63
Diluted earnings per share—as reported	$ 1.80	$ 1.78	$ 1.64
Diluted earnings per share—pro forma	$ 1.76	$ 1.76	$ 1.63

The pro forma amounts reflected above are not representative of the effects on reported net income in future years because, in general, the options granted in 1999, 1998 and 1997 do not vest for several years and additional awards are made each year.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE J—STOCK COMPENSATION PLANS (Continued)

The following table summarizes the activity for stock options outstanding:

	1999	1998	1997
Options outstanding at January 1	59,202,910	45,122,812	37,142,784
Options granted	15,385,731	17,963,592	12,507,766
Options exercised	(1,839,933)	(2,784,312)	(4,001,490)
Options forfeited	(1,049,627)	(1,099,182)	(526,248)
Options outstanding at December 31	71,699,081	59,202,910	45,122,812
Weighted—average option prices per common share:			
Outstanding at January 1	$ 22.77	$ 18.67	$ 17.06
Granted at fair market value	$ 45.51	$ 31.95	$ 22.23
Exercised	$ 15.74	$ 15.35	$ 14.69
Forfeited	$ 30.22	$ 23.47	$ 20.02
Outstanding at December 31	$ 27.73	$ 22.77	$ 18.67
Weighted—average fair value of options granted at fair market value during the year	$ 11.19	$ 7.22	$ 4.38
Options exercisable at December 31	19,114,773	14,733,210	12,065,032
Shares available for grant at December 31	18,825,466	19,504,179	19,835,596

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	1999	1998	1997
Expected life (years)	5	5	5
Dividend yield	1.67%	2.40%	3.24%
Expected volatility	23.0%	21.0%	19.0%
Risk-free interest rate	4.82%	5.42%	6.22%

The following table summarizes information about stock options outstanding at December 31, 1999:

	Outstanding			Exercisable	
Exercise Price Range	Options (millions)	Average Life[a]	Average Exercise Price	Options (millions)	Average Exercise Price
$ 12.10-$ 15.08	12.5	3.88	$14.28	8.7	$14.08
$ 15.13-$ 21.28	14.4	5.63	$20.33	5.5	$20.01
$ 21.38-$ 29.22	12.6	7.10	$22.28	2.7	$21.96
$ 30.91-$ 37.92	15.5	8.11	$31.06	1.6	$31.02
$ 39.41-$ 49.41	16.7	9.27	$45.12	0.6	$45.26
$ 12.10-$ 49.41	71.7	6.97	$27.73	19.1	$19.33

(a) Average contractual life remaining in years.

NOTE K—INCOME TAXES

The consolidated balance sheets reflect the anticipated tax impact of future taxable income or deductions implicit in the consolidated balance sheets in the form of temporary differences. These temporary differences reflect the difference between the basis in assets and liabilities as measured in the consolidated financial statements and as measured by tax laws using enacted tax rates.

The provision for income taxes is summarized as follows:

	1999	1998	1997
Current			
Federal	$1,875	$1,652	$1,619
State	208	234	289
Foreign	11	34	—
	2,094	1,920	1,908
Deferred, net			
Federal	78	221	252
State	5	34	36
Foreign	71	94	20
	154	349	308
Investment tax credits, net			
Federal	(41)	(45)	(65)
Foreign	(167)	—	—
	(208)	(45)	(65)
Total provision for income taxes	$2,040	$2,224	$2,151

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE K—INCOME TAXES (Continued)

Temporary differences which gave rise to deferred tax assets and (liabilities) at December 31 were as follows:

	1999	1998
Compensation related	$ 568	$ 710
Loss carryforwards	173	97
Allowance for uncollectibles	83	97
Marketable securities	60	—
Regulatory sharing accruals	68	47
Other	116	55
	1,068	1,006
Valuation allowance	(153)	(95)
Deferred tax assets	$ 915	$ 911
Depreciation	$(2,386)	$(2,297)
Equity investments	(577)	(530)
Issue basis accounting	(249)	(236)
Licenses	(343)	(238)
Other	(124)	(329)
Deferred tax liabilities	(3,679)	(3,630)
Net deferred tax liability	$(2,764)	$(2,719)

The valuation allowance, which increased by $58 in 1999 and $9 in 1998, primarily relates to state and foreign net operating losses that may not be utilized during the carryforward period. Of the net deferred tax liability at December 31, 1999 and 1998, $(59) and $(207) were current and $(2,705) and $(2,512) were noncurrent.

A reconciliation of the federal statutory income tax rate to our effective tax rate follows:

	1999	1998	1997
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.5	3.0	3.9
Investment tax credits	(3.5)	(0.5)	(1.2)
Net equity in earnings (losses) of unconsolidated businesses	2.0	0.6	1.6
Miscellaneous items, net	1.2	0.6	0.4
Effective tax rate	37.2%	38.7%	39.7%

The reduction in our effective tax rate during 1999 was primarily driven by the recognition of investment tax credits by one of our foreign subsidiaries. The credits were claimed by the subsidiary in previous years but were denied by taxing authorities. A reserve was established while the matter was under appeal. During 1999, we received a favorable ruling on our appeal leading to the recognition of the benefit.

NOTE L—SUPPLEMENTAL CASH FLOW INFORMATION

	1999	1998	1997
Cash paid for:			
Income taxes	$1,906	$2,021	$1,839
Interest	$1,013	$ 838	$ 759

During 1999, we entered an agreement with Crown Castle International Corporation to sublease portions of our cellular towers (see Note P). As consideration for the transaction, we received approximately $150 in Crown stock.

In 1998, we contributed our ownership interests in certain domestic wireless operations to a new joint venture (See Note B). As a result of the transaction, net assets were increased by approximately $300 with a corresponding increase to liabilities.

In 1998 as well as in 1997, we began consolidating certain operations which had previously been accounted for under the equity method. These consolidations resulted in an increase in assets of $519 and $375 (net of decreases of $228 and $225 in investments and advances), and corresponding increases in liabilities.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE M—SEGMENT INFORMATION

We have four reportable operating segments: (1) Wireline communications; (2) Domestic wireless; (3) International operations; and (4) Advertising and publishing. We have included the operations of all other businesses falling below the reporting threshold in the ''Other'' segment. The ''Reconciling items'' shown below include Corporate Headquarters and capital funding activities, intercompany eliminations and other nonoperating items. The following table provides information for each operating segment:

	1999	1998	1997
Wireline communications			
External revenues	$17,454	$16,401	$15,178
Intersegment revenues	318	221	168
Depreciation and amortization	3,393	3,363	3,332
Operating income	5,828	4,871	4,188
Interest expense	560	551	534
Income taxes	1,971	1,573	1,372
Segment net income	$ 3,315	$ 2,751	$ 2,314
Segment assets	$25,536	$23,916	$23,226
Capital expenditures	$ 4,638	$ 3,512	$ 3,440
Domestic wireless			
External revenues	$ 3,191	$ 2,723	$ 2,581
Intersegment revenues	13	7	8
Depreciation and amortization	656	513	446
Operating income	328	374	412
Interest expense	91	84	59
Equity in earnings (losses) of unconsolidated businesses	144	165	164
Income taxes	143	184	230
Segment net income	$ 234	$ 283	$ 333
Segment assets	$ 6,103	$ 6,540	$ 5,859
Equity method investments	$ 1,741	$ 1,610	$ 1,338
Capital expenditures	$ 550	$ 692	$ 823
International operations			
External revenues	$ 2,289	$ 1,995	$ 948
Intersegment revenues	2	—	—
Depreciation and amortization	442	357	126
Operating income	118	234	64
Interest expense	77	85	37
Interest income	57	27	15
Equity in earnings (losses) of unconsolidated businesses	(2)	(69)	(220)
Income taxes	31	119	5
Segment net income (loss)	$ (4)	$ (62)	$ (187)
Segment assets	$ 4,869	$ 4,449	$ 3,278
Equity method investments	$ 159	$ 521	$ 693
Capital expenditures	$ 603	$ 710	$ 412

	1999	1998	1997
Advertising and publishing			
External revenues	$ 2,010	$ 1,891	$ 1,837
Intersegment revenues	18	—	7
Depreciation and amortization	31	25	22
Operating income	901	849	855
Interest expense	8	7	5
Equity in earnings (losses) of unconsolidated businesses	(5)	(4)	11
Income taxes	339	317	320
Segment net income	$ 556	$ 530	$ 543
Segment assets	$ 1,662	$ 1,288	$ 1,262
Equity method investments	$ 25	$ —	$ —
Capital expenditures	$ 35	$ 36	$ 21
Other			
External revenues	$ 280	$ 113	$ 17
Intersegment revenues	371	227	185
Depreciation and amortization	142	94	33
Operating income (loss)	(320)	(360)	(143)
Interest expense	19	26	33
Interest income	6	19	59
Equity in earnings (losses) of unconsolidated businesses	(1)	—	(197)
Income taxes (benefit)	(143)	(112)	(94)
Segment net income (loss)	$ (215)	$ (210)	$ (182)
Segment assets	$ 1,409	$ 1,273	$ 1,326
Equity method investments	$ 4	$ 61	$ 112
Capital expenditures	$ 318	$ 253	$ 158
Reconciling items			
External revenues	$ —	$ —	$ —
Intersegment revenues	(722)	(455)	(368)
Depreciation and amortization	7	5	5
Provision for asset impairment	320	—	—
Operating income (loss)	(418)	(64)	—
Interest expense	275	84	93
Interest income	66	247	101
Equity in earnings (losses) of unconsolidated businesses	(298)	—	—
Gain on sale of operations	55	335	787
Income taxes (benefit)	(301)	143	318
Segment net income (loss)	$ (438)	$ 235	$ 440
Segment assets	$ 3,874	$ 1,944	$ 1,350
Equity method investments	$ —	$ (44)	$ (136)
Capital expenditures	$ 29	$ 9	$ 4

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE M—SEGMENT INFORMATION (Continued)

RECONCILIATION TO CONSOLIDATED FINANCIAL INFORMATION

	1999	1998	1997
Operating revenues			
Wireline communications	$17,772	$16,622	$15,346
Domestic wireless	3,204	2,730	2,589
International operations	2,291	1,995	948
Advertising and publishing	2,028	1,891	1,844
Other	651	340	202
Total Segments	25,946	23,578	20,929
Reconciling items	(722)	(455)	(368)
Total consolidated	$25,224	$23,123	$20,561
Net income			
Wireline communications	$ 3,315	$ 2,751	$ 2,314
Domestic wireless	234	283	333
International operations	(4)	(62)	(187)
Advertising and publishing	556	530	543
Other	(215)	(210)	(182)
Total Segments	3,886	3,292	2,821
Reconciling items	(438)	235	440
Total consolidated	$ 3,448	$ 3,527	$ 3,261
Segment assets			
Wireline communications	$25,536	$23,916	$23,226
Domestic wireless	6,103	6,540	5,859
International operations	4,869	4,449	3,278
Advertising and publishing	1,662	1,288	1,262
Other	1,409	1,273	1,326
Total Segments	39,579	37,466	34,951
Reconciling items	3,874	1,944	1,350
Total consolidated	$43,453	$39,410	$36,301

Reconciling items include undistributed corporate expenses, corporate assets, intersegment eliminations and special items. For 1999, corporate assets are comprised primarily of our investment in Qwest. For 1998 and 1997, corporate assets are comprised primarily of cash and cash equivalents.

Special items are transactions or events that are included in reported consolidated results but are excluded from segment results due to their nonrecurring or nonoperational nature. These items include provisions for asset impairments, foreign currency losses associated with devaluations, gains on sales of operations, gains on swaps of wireless properties and charges for intellectual property use.

Net revenues to external customers are based on the location of the customer. Geographic information as of December 31, 1999, 1998 and 1997 is as follows:

	United States	International	Total
Year ended December 31, 1999:			
Revenues	$22,935	$2,289	$25,224
Long-lived assets	32,263	3,803	36,066
Year ended December 31, 1998:			
Revenues	$21,128	$1,995	$23,123
Long-lived assets	27,082	3,622	30,704
Year ended December 31, 1997:			
Revenues	$19,613	$ 948	$20,561
Long-lived assets	25,948	2,236	28,184

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE N—FINANCIAL INSTRUMENTS

The recorded amounts of cash and cash equivalents, temporary cash investments, bank loans and commercial paper approximate fair value due to the short-term nature of these instruments. The fair value for BST's long-term debt is estimated based on the closing market prices for each issue at December 31, 1999 and 1998. Fair value estimates for the Guarantee of ESOP Debt, Capital Funding long-term debt, foreign exchange contracts, foreign currency swaps and interest rate swaps are based on quotes from dealers. Since judgment is required to develop the estimates, the estimated amounts presented herein may not be indicative of the amounts that we could realize in a current market exchange.

Following is a summary of financial instruments where the fair values differ from the recorded amounts as of December 31, 1999 and 1998:

	1999	
	Recorded Amount	Estimated Fair Value
Balance sheet financial instruments:		
Long-term debt:		
BST	$6,517	$6,112
Capital Funding	1,817	1,652
Guarantee of ESOP debt	391	417
Off-balance sheet financial instruments:		
Interest rate swaps	—	(8)

	1998	
	Recorded Amount	Estimated Fair Value
Balance sheet financial instruments:		
Long-term debt:		
BST	$6,518	$6,771
Capital Funding	1,469	1,523
Guarantee of ESOP debt	467	519
Off-balance sheet financial instruments:		
Interest rate swaps	—	(13)

DERIVATIVE FINANCIAL INSTRUMENTS

We are, from time to time, party to currency swap agreements, interest rate swap agreements and foreign exchange forward contracts in our normal course of business for purposes other than trading. These financial instruments are used to mitigate foreign currency and interest rate risks, although to some extent they expose us to market risks and credit risks. The credit risks associated with these instruments are controlled through the evaluation and continual monitoring of the creditworthiness of the counterparties. In the event that a counterparty fails to meet the terms of a contract or agreement, our exposure is limited to the current value at that time of the currency rate or interest rate differential, not the full notional or contract amount. We believe that such contracts and agreements have been executed with creditworthy financial institutions. As such, we consider the risk of nonperformance to be remote.

INTEREST RATE SWAPS

We enter into interest rate swap agreements to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts. At both December 31, 1999 and 1998, we were a party to various interest rate swaps with an aggregate notional amount of $920. Under swap agreements, we paid fixed rates averaging 6.10% and 6.11% at December 31, 1999 and 1998 and received variable rates averaging 5.41% and 5.54% at December 31, 1999 and 1998. We also paid variable rates averaging 5.35% and received fixed rates averaging 6.00% at December 31, 1999. The swaps mature at dates ranging from 2001 to 2002.

OTHER

We have also issued letters of credit and financial guarantees which approximate $617 at December 31, 1999. Of this total, $356 represents the US Dollar equivalent of the outstanding debt of E-Plus guaranteed by us. We have agreed to guarantee E-Plus borrowings up to a US Dollar equivalent of $361 (705 million German Marks) at December 31, 1999. Since there is no market for the instruments, it is not practicable to estimate their fair value.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to credit risk consist principally of trade accounts receivable. Concentrations of credit risk with respect to these receivables, other than those from long distance carriers, are limited due to the composition of the customer base, which includes a large number of individuals and businesses. At December 31, 1999 and

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE N—FINANCIAL INSTRUMENTS (Continued)

1998, approximately $490 and $472, of trade accounts receivable were from long distance carriers.

NOTE O—COMMITMENTS AND CONTINGENCIES

LEASES

We have entered into operating leases for facilities and equipment used in operations. Rental expense under operating leases was $297 for 1999, $242 for 1998 and $273 for 1997. Capital leases currently in effect are not significant.

The following table summarizes the approximate future minimum rentals under noncancelable operating leases in effect at December 31, 1999:

	Minimum Rentals
2000	$ 185
2001	176
2002	170
2003	141
2004	122
Thereafter	653
Total	$1,447

OUTSIDE PLANT

We currently self-insure all of our outside plant against casualty losses. Such outside plant, located in the nine southeastern states served by BST, is susceptible to damage from severe weather conditions and other perils. The net book value of outside plant was $7,099 at December 31, 1999 and $7,234 at December 31, 1998.

OUTSOURCING CONTRACTS

Beginning in 1997, we contracted with various entities to outsource the performance of certain engineering functions, as well as our information technology operations and application development. These contracts expire at various dates through 2007, are generally renewable, and are cancelable upon the payment of additional fees or for nonperformance. Future minimum payments for these contracts range from $400 to $625 annually over the contract periods.

PURCHASE COMMITMENT

During 1999, our BellSouth Long Distance operating subsidiary entered into an agreement with a long distance carrier to purchase wholesale and retail, voice and private line services. As of December 31, 1999 our remaining commitment is approximately $100.

RECIPROCAL COMPENSATION

Following the enactment of the 1996 Act, BST and various CLECs entered into interconnection agreements providing for, among other things, the payment of reciprocal compensation for local calls initiated by the customers of one carrier that are completed on the network of the other carrier. Numerous CLECs claim entitlement from BST for compensation associated with dial-up calls originating on BST's network and connecting with Internet service providers (ISPs) served by the CLECs' networks. BST has maintained that dial-up calls to ISPs are not local calls for which terminating compensation is due under the interconnection agreements.

In February 1999, the FCC issued a decision that such ISP traffic does not terminate at the ISP and, therefore, is interstate in nature, rather than local. The FCC stated, however, that it would not interfere with prior state commissions' decisions regarding this matter. The courts and state regulatory commissions in BST's operating territory that have considered the matter have, in most cases, ruled that BST is responsible for paying reciprocal compensation on these calls. In certain instances, BST has been ordered to pay this compensation pending appeal. In other cases, the ruling bodies have determined that BST does not owe reciprocal compensation for these calls. BST has appealed the adverse decisions and continues to believe that it has a good legal basis for its position that such reciprocal compensation is not owed to the CLECs. For those cases where BST believes it is probable that it has incurred a liability, it has recorded an estimate of the amount owed. At December 31, 1999, the exposure related to unrecorded amounts withheld from CLECs was approximately $300, including accrued interest.

In a related matter, at least one CLEC is claiming terminating compensation of approximately $165 for service arrangements that we do not believe involve ''traffic'' under BST's interconnection agreement. BST has filed a complaint with the state regulatory commission asking that agency to declare that BST does not owe reciprocal compensation for these arrangements. The CLEC has filed a complaint with the state regulatory commission asking it to order BST to

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE O—COMMITMENTS AND CONTINGENCIES (Continued)

pay the disputed amounts. Hearings on this matter were held in August 1999 and a decision is pending. We believe that we have a good legal basis for our position and, accordingly, no provision has been recorded for this claim in our financial statements.

OTHER CLAIMS

We are subject to claims arising in the ordinary course of business involving allegations of personal injury, breach of contract, anti-competitive conduct, employment law issues, regulatory matters and other actions. BST is also subject to claims attributable to pre-divestiture events involving environmental liabilities, rates, taxes, contracts and torts. Certain contingent liabilities for pre-divestiture events are shared with AT&T Corp.

While complete assurance cannot be given as to the outcome of any legal claims, we believe that any financial impact would not be material to our results of operations, financial position or cash flows.

NOTE P—SUBLEASE OF COMMUNICATIONS TOWERS

In June 1999, we signed a definitive agreement with Crown Castle International Corporation (Crown) for the sublease of all unused space on approximately 1,850 of our wireless communications towers in exchange for $610 to be paid in a combination of cash and Crown common stock. As of December 31, 1999 we have closed on 1,574 towers for proceeds of $519. Remaining towers covered by the agreement are expected to be subleased in 2000. We also entered into a five-year, build-to-suit agreement with Crown covering up to 500 towers.

Under a similar agreement, Crown will sublease all unused space on 773 of our PCS towers in exchange for $317 in cash. As of December 31, 1999 we have closed on 648 towers and received $266. Remaining towers covered by the agreement are expected to be subleased in 2000. In connection with this agreement, we entered into an exclusive three year, build-to-suit agreement.

With these transactions, Crown will manage, maintain and remarket the remaining space on the towers. We have retained, outside of the leases, a portion of the towers for use in operating our wireless network and will continue to fully own the communications components including switching equipment, shelters and cell site facilities. We will pay $1,200 (whole dollars) per tower, per month to Crown for its monitoring and maintenance services. The subleases are classified as operating leases and the up-front payments from Crown have been treated as prepaid rent. Rental income will be recognized over the life of the respective leases, generally 20 years.

NOTE Q—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

In the following summary of quarterly financial information, all adjustments necessary for a fair presentation of each period were included.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
1999				
Operating Revenues	$5,973	$6,148	$6,422	$6,681
Operating Income	$1,607	$1,314	$1,674	$1,842
Net Income	$ 615	$ 786	$ 994	$1,053
Earnings per share[(a)]:				
Basic	$ .32	$ .42	$ .53	$ .56
Diluted	$ .32	$ .41	$ .52	$ .55
1998				
Operating Revenues	$5,426	$5,664	$5,865	$6,168
Operating Income	$1,454	$1,434	$1,463	$1,553
Net Income	$ 892	$ 818	$ 814	$1,003
Earnings per share—basic and diluted[(a)]	$ .45	$ .41	$ .41	$ .51

(a) Due to rounding, the sum of quarterly EPS amounts may not agree to year-to-date EPS amounts.

The quarters shown were affected by the following:

- Certain 1999 periods include foreign currency gains and losses associated with the devaluation of the Brazilian Real. Our share of these (losses)/gains totaled $(280) for first quarter, $(75) for third quarter and $47 for fourth quarter.
- Third quarter 1999 includes the recognition of foreign investment tax credits and a gain on the sale of our interest in Honolulu Cellular. These transactions increased net income by $95 ($0.05 per share) and $23 ($0.01 per share).
- Second quarter 1999 includes an asset impairment loss which decreased operating income by $320 and net income by $187 ($0.10 per share).

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE Q—QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (Continued)

- Fourth quarter 1998 includes a gain on the sale of our interest in BellSouth New Zealand and contingent interest and prepayment penalties associated with the repayment of a loan. These transactions increased net income by $110 ($0.06 per share) and $62 ($0.03 per share).
- First quarter 1998 includes a gain on the receipt of additional proceeds related to the sale of our investment in ITT World Directories which increased net income by $96 ($0.05 per share).

NOTE R—SUBSEQUENT EVENTS

On February 4, 2000 we announced that we would reduce our domestic workforce by approximately 2,100 positions. These reductions are the result of the streamlining of work processes in conjunction with our shift from a multiple company structure to a single organization. As a result of these reductions, we will record a one-time, after-tax charge of between $60 and $80 in the first quarter of 2000 (unaudited).

On February 16, 2000 we issued $2 billion of long-term debt, consisting of $1 billion of Ten-year, 7¾% Notes and $1 billion of Thirty-year, 7⅞% Debentures. We received total proceeds of $1,974, which will be used to retire commercial paper.

On February 24, 2000 we closed on a previously announced alliance with KPN Royal Dutch Telecom (KPN) to acquire an additional 77.5% interest in E-Plus, a German mobile operator in which we currently hold a 22.5% interest. As part of the agreement, KPN provided to us a $9.0 billion loan to fund the purchase of the E-Plus shares, and converted the loan into a 77.5 percent share of BellSouth GmbH, the holding company that will own and operate E-Plus. We share equal operating control of E-Plus with KPN through our ownership in BellSouth GmbH. We have the option, exercisable after 18 months, of converting our 22.5% interest in E-Plus into either 100 million shares of KPN or a 33.3% ownership interest in KPN Mobile. We also received warrants to purchase approximately 46 million additional shares of KPN.

We also have agreed to make up to $3 billion of loans to KPN to be used for further wireless investments in Europe.

MARKET AND DIVIDEND DATA

The principal market for trading in BellSouth common stock is the New York Stock Exchange, Inc. (NYSE). BellSouth common stock is also listed on the Boston, Chicago, Pacific and Philadelphia exchanges in the United States and the London, Frankfurt, Amsterdam and Swiss exchanges. The ticker symbol for BellSouth common stock is BLS. At February 1, 2000, there were 944,285 holders of record of BellSouth common stock.

The market price and dividend information listed below has been adjusted for the two-for-one stock split effective in December 1998. Market price data were obtained from the NYSE Composite Tape, which encompasses trading on the principal United States stock exchanges as well as off-board trading. High and low prices represent the highest and lowest sales prices for the periods indicated.

	Market Prices		Per Share Dividends Declared
	High	Low	
1997			
First Quarter	$23 13/16	$19 1/16	$.18
Second Quarter	24 5/16	19 11/16	.18
Third Quarter	24 1/2	21 21/32	.18
Fourth Quarter	29 1/16	22 5/8	.18
1998			
First Quarter	34 7/32	27 1/16	.18
Second Quarter	34 3/4	30 1/2	.18
Third Quarter	39 1/16	32 5/32	.18
Fourth Quarter	50	36 5/8	.19
1999			
First Quarter	49 15/16	39 3/4	.19
Second Quarter	48 3/4	40 3/8	.19
Third Quarter	51 5/16	43 1/4	.19
Fourth Quarter	48 9/16	40 14/16	.19

STOCK TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C. is our stock transfer agent and registrar.

BellSouth Corporation
1155 Peachtree Street, N.E.
Atlanta, GA 30309-3610

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BellSouth Annual Meeting Admission Ticket

PROXY/ VOTING INSTRUCTION CARD **BELLSOUTH**

This proxy is solicited on behalf of the Board of Directors for the BellSouth Annual Meeting of Shareholders to be held on April 24, 2000.

The undersigned hereby appoints Reuben V. Anderson, James H. Blanchard, and John G. Modlin, Jr., and each of them, proxies with full power of substitution, to vote all shares of BellSouth stock of the undersigned at the Annual Meeting of Shareholders to be held at 9:00 a.m. EDT, April 24, 2000 at the Cobb Galleria Centre Ballroom, Two Galleria Parkway, Atlanta, Georgia, and at any adjournment thereof, upon all subjects that may properly come before the meeting, including the matters described in the proxy statement furnished herewith, subject to any directions indicated on the reverse side of this card. **If no directions are given, the proxies will vote for the election of all listed nominees, in accord with the Directors' recommendations on the other matters listed on the reverse side of this card, and at their discretion on any other matter that may properly come before the meeting.**

Your vote for the election of Directors for the terms set forth in the proxy statement may be indicated on the reverse side of this card. Nominees are:

(01) J. Hyatt Brown, (02) James P. Kelly, (03) Joseph M. Magliochetti, (04) Eugene F. Murphy, (05) Robin B. Smith and (06) William S. Stavropoulos

This card also provides voting instructions for shares held in the BellSouth Direct Investment Plan and, if registrations are identical, shares held in the various employee stock purchase and benefit plans.

Your vote is important. If you choose to vote by mail, please sign and date on the reverse and return promptly in the enclosed envelope; or mail to BellSouth Corporation, Church Street Station, P.O. Box 1456, New York, New York 10277-1456.

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Annual Meeting of BellSouth Shareholders

Monday April 24, 2000

9:00 a.m. eastern time

DIRECTIONS TO THE COBB GALLERIA CENTER, TWO GALLERIA PARKWAY, ATLANTA, GEORGIA

Northbound on I-75: Take exit 259B (I-285 Westbound); take Cobb Pkwy/U.S. Hwy. 41 exit. Turn left at traffic light, southbound onto Cobb Pkwy; continue under overpass and make a left turn at second traffic light onto Galleria Drive.

Southbound on I-75: Take exit 259 (I-285 Westbound); take the Cobb Pkwy/U.S. Hwy. 41 exit. Turn left at traffic light, southbound onto Cobb Pkwy.; continue under overpass and make a left turn at second traffic light onto Galleria Drive.

Westbound on I-285: Take exit 14 (Cobb Pkwy/U.S. Hwy. 41); Turn left at traffic light, southbound onto Cobb Pkwy.; continue under overpass and make a left turn at second traffic light onto Galleria Drive.

Eastbound on I-285: Take exit 13 (Cobb Pkwy/Dobbins ARB) and turn right onto Cobb Pkwy. headed south; turn left at next traffic light onto Galleria Drive.